FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 8, 2003, Series 2003-9	**333-103335**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 8, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Series Term Sheets	P*

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$739,500,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-9

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

RBS Greenwich Capital

Banc of America Securities

September 4, 2003

TERM SHEET DATED September 4, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-9
$739,500,000 *(Approximate)*

Subject to a variance of plus or minus of 10%

Structure Overview

To 10% Optional Termination

Class	Approximate Size	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M / F
AV-1	$406,455,000	FLOAT	* Not Offered *					
AV-2	$72,136,000	FLOAT	2.77	1-94	0	Act/360	July 2011	AAA / Aaa / AAA
AF-1	$50,000,000	FLOAT	0.91	1-18	0	Act/360	July 2011	AAA / Aaa / AAA
AF-2	$58,000,000	FIXED	2.50	18-46	24	30/360	July 2011	AAA / Aaa / AAA
AF-3	$48,284,000	FIXED	6.28	46-94	24	30/360	July 2011	AAA / Aaa / AAA
S*	$131,400,000	IO	NA	NA	24	30/360	March 2006	AAA / Aaa / AAA
M-1	$39,375,000	FLOAT	* Not Offered *					
M-2	$31,875,000	FLOAT						
M-3	$7,500,000	FLOAT	5.27	37-94	0	Act/360	July 2011	A- / A3 / A-
M-4	$9,375,000	FLOAT	* Not Offered *					
M-5	$9,000,000	FLOAT	5.27	37-94	0	Act/360	July 2011	BBB / Baa2 / BBB
M-6	$7,500,000	FLOAT	5.04	37-93	0	Act/360	June 2011	BBB- / Baa3 / NR
Total	**$739,500,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months (PPC)
Adjustable-Rate Mortgage Loans	27% CPR

*Class S Notional Schedule

*Class S pays a 5% coupon subject to its Net WAC Cap. The Class S notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group I and (ii) the Class S schedule described below.

Month	Class S Schedule
1 - 6	$131,400,000
7 – 12	$104,000,000
13 – 18	$80,400,000
19 – 24	$56,800,000
25 – 30	$35,300,000
31 and thereafter	$0

Transaction Overview

Offered Securities:

Approximately $72,136,000 senior floating-rate Class AV-2 Certificates, approximately $156,284,000 senior floating-rate and fixed-rate Class AF-1, Class AF-2 and Class AF-3 Certificates (collectively the "Class AF Certificates"), approximately $131,400,000 notional amount, senior fixed-rate interest-only Class S Certificates, and approximately $104,625,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively the "Class M Certificates"). The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.

Non-Offered Securities:

Approximately $406,455,000 senior floating-rate Class AV-1 Certificates (together with the Class AV-2 Certificates, the "Class AV Certificates" and together with the Class AF Certificates, the "Class A Certificates"). The Class AV-1 Certificates and Class S Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans").

Collateral:

As of the Cut-off Date, the mortgage loans will consist of approximately 4,820 adjustable-rate and fixed-rate, first lien closed-end mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $750,000,265 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent approximately 3,355 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling approximately $480,159,000. The Group II Mortgage Loans will represent approximately 334 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling approximately $85,216,807. The Group III Mortgage Loans will represent approximately 1,131 fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling approximately $184,624,458.

Transaction Overview (Cont.)

Class A Certificates:	Class AV-1, AV-2, AF-1, AF-2 and AF-3 Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4, M-5 and M-6 Certificates.
Class S Certificates:	Class S Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. and Banc of America Securities LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Morgan Stanley & Co. Incorporated.
Cut-off Date:	September 1, 2003.
Expected Pricing:	Week of September 1, 2003.
Expected Closing Date:	September 10, 2003.
Record Date:	For the Class AV Certificates, Class AF-1 Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF-2 Certificates, Class AF-3 Certificates and Class S Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including October 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Class AV Certificates, Class AF-1 Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. For the Class AF-2 Certificates, Class AF-3 Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.

Transaction Overview (Cont.)

Accrued Interest: The price to be paid by investors for the Class AF-2, Class AF-3 and Class S Certificates will include accrued interest from September 1, 2003, up to, but not including, the Closing Date (9 days). The price to be paid by investors for the Class AV-1, Class AV-2, Class AF-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat).

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.0032% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate.

Optional Termination: The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or Class S Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Investors in the Class S Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough interest on the Mortgage Loans to distribute to the holders of the Class S Certificates all interest amounts to which they are then entitled.

However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in *Payment Priority* herein.

Transaction Overview (Cont.)

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.40]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [2.80]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $[3,750,000] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in [October 2006] and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to [30.70]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	[15.35]%	[30.70]%
M-1	AA / Aa2 / AA	[10.10]%	[20.20]%
M-2	A / A2 / A	[5.85]%	[11.70]%
M-3	A- / A3 / A-	[4.85]%	[9.70]%
M-4	BBB+ / Baa1 / BBB+	[3.60]%	[7.20]%
M-5	BBB / Baa2 / BBB	[2.40]%	[4.80]%
M-6	BBB- / Baa3 / NR	[1.40]%	[2.80]%

Net WAC Cap: Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans.

Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans minus the pass-through rate for the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Cap: (continued)	Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans (adjusted to an actual/360 basis for the Class AF-1 Certificates). Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of (i) the Group I Mortgage Loans (less the pass-through rate for the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date), (ii) the Group II Mortgage Loans and (iii) the Group III Mortgage Loans, in each case, after subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating-rate certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow, to the extent available, on a subordinated basis on the same Distribution Date or in any subsequent period.
Net WAC Rate Carryover Amount:	If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Cap, the Net WAC Rate Carryover Amount will be equal to the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Yield Maintenance Agreement:	On the Closing Date, the Trustee will enter into eight separate yield maintenance agreements (each a "***Yield Maintenance Agreement***") to make payments in respect of any Net WAC Rate Carryover Amounts in respect of each of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedule as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedule herein.

Transaction Overview (Cont.)

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [30.70]% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a *pro rata* basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AF Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans). Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions on the related Mortgage Loans on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Class AF Certificates, all principal distributions allocated to the Class AF Certificates from the Class A Principal Distribution Amount will be distributed, first, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; second, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; and third, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first, to the Class M-1 Certificates until it reaches a [20.20]% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), second, to the Class M-2 Certificates until it reaches a [11.70]% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), third, to the Class M-3 Certificates until it reaches a [9.70]% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), fourth, to the Class M-4 Certificates until it reaches a [7.20]% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), fifth, to the Class M-5 Certificates until it reaches a [4.80]% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and sixth, to the Class M-6 Certificates until it reaches a [2.80]% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AF-1	2 * Margin
AF-2	Coupon + 0.50%
AF-3	Coupon + 0.50%
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [15]%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2006 through September 2007	[2.25]%
October 2007 through September 2008	[3.75]%
October 2008 through September 2009	[5.00]%
October 2009 through September 2010	[5.50]%
October 2010 and thereafter	[5.75]%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates and the Class S Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts on the Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts on the Class M Certificates.
6. From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount on the Class AV-1 Certificates and Class AV-2 Certificates, pro rata, and then, to the Class M Certificates in sequential order.
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Transaction Overview (Cont.)

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A, Class S and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
S	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / NR

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securitie s under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the mortgage loans listed below are based on the Cut-Off Date.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,820	
Aggregate Current Principal Balance:	$750,000,265.16	$50,709.28 - $1,500,000.00
Average Current Principal Balance:	$155,601.71	
Aggregate Original Principal Balance:	$750,841,705.00	$60,000.00 - $1,500,000.00
Average Original Principal Balance:	$155,776.29	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.692%	4.550% - 13.750%
Wtd. Avg. Original Term (months):	342	120 - 360
Wtd. Avg. Remaining Term (months):	341	118 - 360
Margin (ARM Loans Only):	6.015%	4.000% - 7.250%
Maximum Interest Rate (ARM Loans Only):	14.633%	11.750% - 19.750%
Minimum Interest Rate (ARM Loans Only):	8.633%	5.750% - 13.750%
Wtd. Avg. Original LTV:	78.55%	8.72% - 95.00%
Wtd. Avg. Borrower FICO:	640	500 - 813
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 18.82%	
	NY 8.52%	
	TX 7.56%	
	FL 7.39%	
	IL 5.21%	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate	2,476	$382,802,503.58	51.04%
2 Year Fixed/Adjustable Rate	2,344	367,197,761.58	48.96
Total	4,820	$750,000,265.16	100.00%

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
60,000.00 - 100,000.00	1,513	$118,078,180.00	15.73%
100,000.01 - 150,000.00	1,416	175,841,547.00	23.42
150,000.01 - 200,000.00	823	142,476,684.00	18.98
200,000.01 - 250,000.00	440	98,261,092.00	13.09
250,000.01 - 300,000.00	267	73,047,245.00	9.73
300,000.01 - 350,000.00	146	46,763,013.00	6.23
350,000.01 - 400,000.00	83	30,837,165.00	4.11
400,000.01 - 450,000.00	50	21,356,000.00	2.84
450,000.01 - 500,000.00	40	19,257,886.00	2.56
500,000.01 - 550,000.00	17	9,028,500.00	1.20
550,000.01 - 600,000.00	22	12,934,893.00	1.72
700,000.01 - 750,000.00	2	1,459,500.00	0.19
1,450,000.01 - 1,500,000.00	1	1,500,000.00	0.20
Total	4,820	$750,841,705.00	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	1,516	$118,223,639.08	15.76%
100,000.01 - 150,000.00	1,414	175,479,481.70	23.40
150,000.01 - 200,000.00	824	142,577,012.96	19.01
200,000.01 - 250,000.00	440	98,265,279.91	13.10
250,000.01 - 300,000.00	265	72,473,830.29	9.66
300,000.01 - 350,000.00	146	46,713,402.79	6.23
350,000.01 - 400,000.00	84	31,197,261.39	4.16
400,000.01 - 450,000.00	50	21,381,581.78	2.85
450,000.01 - 500,000.00	39	18,786,597.03	2.50
500,000.01 - 550,000.00	18	9,571,183.12	1.28
550,000.01 - 600,000.00	21	12,372,852.00	1.65
700,000.01 - 750,000.00	2	1,458,143.11	0.19
1,450,000.01 - 1,500,000.00	1	1,500,000.00	0.20
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Months

Months Remaining	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 120	12	$1,529,224.09	0.20%
121 - 180	391	45,344,667.41	6.05
181 - 240	281	35,812,775.13	4.78
241 - 300	56	7,615,961.76	1.02
301 - 360	4,080	659,697,636.77	87.96
Total	4,820	$750,000,265.16	100.00%

Mortgage Rate

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 4.999	15	$2,688,140.97	0.36%
5.000 - 5.499	29	4,605,596.24	0.61
5.500 - 5.999	708	112,938,161.73	15.06
6.000 - 6.499	340	52,362,854.98	6.98
6.500 - 6.999	757	140,076,823.45	18.68
7.000 - 7.499	235	41,659,951.03	5.55
7.500 - 7.999	736	125,783,425.04	16.77
8.000 - 8.499	177	24,127,946.99	3.22
8.500 - 8.999	685	104,406,680.52	13.92
9.000 - 9.499	212	28,704,415.10	3.83
9.500 - 9.999	482	65,622,335.69	8.75
10.000 - 10.499	127	13,762,551.63	1.84
10.500 - 10.999	179	19,294,666.37	2.57
11.000 - 11.499	77	7,144,122.22	0.95
11.500 - 11.999	47	5,156,015.62	0.69
12.000 - 12.499	8	1,063,174.83	0.14
12.500 - 12.999	5	467,402.75	0.06
13.500 - 13.999	1	136,000.00	0.02
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.249	2	$326,879.44	0.09%
4.500 - 4.749	1	231,979.68	0.06
4.750 - 4.999	57	12,176,778.78	3.32
5.000 - 5.249	80	16,810,210.78	4.58
5.250 - 5.499	82	15,643,227.26	4.26
5.500 - 5.749	156	26,960,971.98	7.34
5.750 - 5.999	166	29,394,958.41	8.01
6.000 - 6.249	827	124,772,775.45	33.98
6.250 - 6.499	225	35,036,291.13	9.54
6.500 - 6.749	482	68,564,125.25	18.67
6.750 - 6.999	265	37,198,626.61	10.13
7.250 - 7.499	1	80,936.81	0.02
Total	2,344	$367,197,761.58	100.00%

Next Adjustment Date

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
02/01/05	3	$248,288.10	0.07%
03/01/05	110	16,001,707.68	4.36
04/01/05	166	26,213,284.12	7.14
05/01/05	79	13,439,290.30	3.66
06/01/05	106	16,973,521.49	4.62
07/01/05	90	13,742,539.47	3.74
08/01/05	1,160	186,376,836.42	50.76
09/01/05	630	94,202,294.00	25.65
Total	2,344	$367,197,761.58	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Rate

Maximum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 11.999	23	$6,381,963.61	1.74%
12.000 - 12.499	40	8,295,859.48	2.26
12.500 - 12.999	158	32,573,552.59	8.87
13.000 - 13.499	89	16,154,492.89	4.40
13.500 - 13.999	386	72,245,709.94	19.67
14.000 - 14.499	114	16,850,872.03	4.59
14.500 - 14.999	578	91,382,466.11	24.89
15.000 - 15.499	189	26,528,426.12	7.22
15.500 - 15.999	414	57,524,877.30	15.67
16.000 - 16.499	104	11,600,402.65	3.16
16.500 - 16.999	145	16,586,284.70	4.52
17.000 - 17.499	55	5,180,441.16	1.41
17.500 - 17.999	37	4,349,285.42	1.18
18.000 - 18.499	8	1,063,174.83	0.29
18.500 - 18.999	3	343,952.75	0.09
19.500 - 19.999	1	136,000.00	0.04
Total	2,344	$367,197,761.58	100.00%

Minimum Rate

Minimum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 5.999	23	$6,381,963.61	1.74%
6.000 - 6.499	40	8,295,859.48	2.26
6.500 - 6.999	158	32,573,552.59	8.87
7.000 - 7.499	89	16,154,492.89	4.40
7.500 - 7.999	386	72,245,709.94	19.67
8.000 - 8.499	114	16,850,872.03	4.59
8.500 - 8.999	578	91,382,466.11	24.89
9.000 - 9.499	189	26,528,426.12	7.22
9.500 - 9.999	414	57,524,877.30	15.67
10.000 - 10.499	104	11,600,402.65	3.16
10.500 - 10.999	145	16,586,284.70	4.52
11.000 - 11.499	55	5,180,441.16	1.41
11.500 - 11.999	37	4,349,285.42	1.18
12.000 - 12.499	8	1,063,174.83	0.29
12.500 - 12.999	3	343,952.75	0.09
13.500 - 13.999	1	136,000.00	0.04
Total	2,344	$367,197,761.58	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Original LTV

Original Loan to Value (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 30.00	41	$4,434,588.63	0.59%
30.01 - 35.00	28	3,315,068.04	0.44
35.01 - 40.00	55	7,517,010.20	1.00
40.01 - 45.00	46	5,867,429.77	0.78
45.01 - 50.00	72	8,280,284.14	1.10
50.01 - 55.00	102	13,982,103.74	1.86
55.01 - 60.00	181	25,886,565.56	3.45
60.01 - 65.00	229	32,268,189.80	4.30
65.01 - 70.00	292	46,052,294.29	6.14
70.01 - 75.00	628	90,380,714.48	12.05
75.01 - 80.00	857	127,340,798.73	16.98
80.01 - 85.00	758	123,615,403.95	16.48
85.01 - 90.00	1,463	249,255,066.89	33.23
90.01 - 95.00	68	11,804,746.94	1.57
Total	4,820	$750,000,265.16	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO

Fico Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
500 - 519	182	$23,465,556.54	3.13%
520 - 539	360	50,909,528.41	6.79
540 - 559	472	66,399,120.20	8.85
560 - 579	373	51,682,236.74	6.89
580 - 599	298	45,435,016.84	6.06
600 - 619	307	47,120,376.48	6.28
620 - 639	403	64,726,361.43	8.63
640 - 659	364	60,158,790.49	8.02
660 - 679	575	93,035,638.09	12.40
680 - 699	517	83,533,469.51	11.14
700 - 719	346	60,599,298.22	8.08
720 - 739	257	43,208,423.24	5.76
740 - 759	182	30,101,149.31	4.01
760 - 779	124	20,006,796.64	2.67
780 - 799	50	7,971,854.15	1.06
800 - 819	10	1,646,648.87	0.22
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

State

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	635	$141,123,971.82	18.82%
New York	291	63,886,006.78	8.52
Texas	516	56,707,925.74	7.56
Florida	410	55,449,154.07	7.39
Illinois	253	39,099,408.77	5.21
New Jersey	214	38,908,169.41	5.19
Massachusetts	154	33,282,679.78	4.44
Maryland	175	30,648,557.95	4.09
Minnesota	170	27,196,971.82	3.63
Michigan	198	24,678,785.25	3.29
Washington	119	20,283,142.02	2.70
Pennsylvania	156	19,625,592.43	2.62
Colorado	106	17,996,148.12	2.40
Alabama	131	15,770,671.45	2.10
Connecticut	97	15,176,014.52	2.02
Wisconsin	103	14,300,086.52	1.91
Ohio	106	12,263,070.77	1.64
Indiana	103	11,159,458.31	1.49
Arizona	84	11,072,805.83	1.48
Rhode Island	71	10,997,639.91	1.47
Missouri	80	10,012,130.43	1.33
Georgia	59	7,183,606.82	0.96
Iowa	70	6,393,825.20	0.85
New Hampshire	38	5,901,510.26	0.79
Maine	37	5,589,975.59	0.75
Louisiana	51	5,538,687.51	0.74
Oregon	29	5,387,162.10	0.72
Oklahoma	50	4,645,854.93	0.62
Kansas	40	4,262,295.68	0.57
Mississippi	38	3,844,340.34	0.51
New Mexico	28	3,559,970.75	0.47
Tennessee	31	3,509,081.34	0.47
Nebraska	23	3,248,913.39	0.43
Delaware	19	2,947,020.08	0.39
Nevada	16	2,792,393.26	0.37
South Carolina	25	2,745,357.18	0.37
Hawaii	11	2,474,298.16	0.33
Utah	17	2,350,460.60	0.31
Arkansas	13	1,396,110.03	0.19
Kentucky	13	1,315,561.84	0.18
Idaho	8	1,217,275.71	0.16
North Carolina	8	991,286.65	0.13
Alaska	5	780,218.36	0.10
Wyoming	6	678,073.29	0.09
South Dakota	4	621,038.78	0.08
Montana	2	366,744.67	0.05
Vermont	3	344,917.65	0.05
North Dakota	4	275,893.29	0.04
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status*	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,584	$715,398,634.65	95.39%
Non-owner	203	29,591,254.44	3.95
Second Home	33	5,010,376.07	0.67
Total	4,820	$750,000,265.16	100.00%

*Based on mortgagor representation at origination

Program

Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,670	$558,583,242.63	74.48%
Limited Documentation	316	54,467,940.35	7.26
Stated Documentation	834	136,949,082.18	18.26
Total	4,820	$750,000,265.16	100.00%

Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance*	3,169	$468,575,946.67	62.48%
Rate/Term Refinance**	1,628	277,332,219.91	36.98
Purchase	23	4,092,098.58	0.55
Total	4,820	$750,000,265.16	100.00%

*Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

**Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Risk Category

Risk Category	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8A	772	$128,984,700.02	17.20%
7A	664	109,553,979.60	14.61
6A	557	90,880,624.73	12.12
5A	323	53,333,530.24	7.11
4A	351	58,008,856.40	7.73
3A	273	41,277,527.14	5.50
2A	681	98,666,726.00	13.16
A	276	41,688,724.51	5.56
B	548	77,605,871.98	10.35
C	315	43,193,583.06	5.76
D	60	6,806,141.48	0.91
Total	4,820	$750,000,265.16	100.00%

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	3,988	$609,626,826.30	81.28%
Two-Four Family	241	48,595,529.23	6.48
PUD	268	45,866,749.13	6.12
Condominium	199	31,540,998.07	4.21
Manufactured Housing	66	6,875,322.83	0.92
PUD Attached	33	4,524,343.10	0.60
Single Family Attached	25	2,970,496.50	0.40
Total	4,820	$750,000,265.16	100.00%

Prepayment Charge Term

Prepayment Charge Term (mos.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,721	$259,396,619.85	34.59%
12	181	36,470,299.18	4.86
24	4	643,497.32	0.09
30	2	443,551.37	0.06
36	2,912	453,046,297.44	60.41
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Retail	4,820	$750,000,265.16	100.00%
Total	4,820	$750,000,265.16	100.00%

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conforming	4,585	$648,425,364.05	86.46%
Non Conforming	235	101,574,901.11	13.54
Total	4,820	$750,000,265.16	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Group I Collateral Summary

Statistics for the mortgage loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,355		
Aggregate Current Principal Balance:	$480,159,000.29		$57,599.03 - $518,651.05
Average Current Principal Balance:	$143,117.44		
Aggregate Original Principal Balance:	$480,622,635.00		$60,000.00 - $519,000.00
Average Original Principal Balance:	$143,255.53		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.211%		4.550% - 13.750%
Wtd. Avg. Original Term (months):	346		180 - 360
Wtd. Avg. Remaining Term (months):	345		174 - 360
Margin (ARM Loans Only):	6.042%		4.000% - 7.250%
Maximum Interest Rate (ARM Loans Only):	14.740%		11.750% - 19.750%
Minimum Interest Rate (ARM Loans Only):	8.740%		5.750% - 13.750%
Wtd. Avg. Original LTV:	78.24%		8.72% - 95.00%
Wtd. Avg. Borrower FICO:	619		500 - 810
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	16.85%	
	NY	8.89%	
	FL	8.02%	
	NJ	5.98%	
	IL	5.70%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2 Year Fixed/Adjustable Rate	2,172	$311,850,069.56	64.95%
Fixed Rate	1,183	168,308,930.73	35.05
Total	3,355	$480,159,000.29	100.00%

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
60,000.00 - 100,000.00	1,089	$84,690,675.00	17.62%
100,000.01 - 150,000.00	990	123,154,771.00	25.62
150,000.01 - 200,000.00	640	110,743,334.00	23.04
200,000.01 - 250,000.00	352	78,592,131.00	16.35
250,000.01 - 300,000.00	189	51,812,941.00	10.78
300,000.01 - 350,000.00	78	24,492,783.00	5.10
350,000.01 - 400,000.00	6	2,257,250.00	0.47
400,000.01 - 450,000.00	7	2,942,250.00	0.61
450,000.01 - 500,000.00	3	1,417,500.00	0.29
500,000.01 - 550,000.00	1	519,000.00	0.11
Total	3,355	$480,622,635.00	100.00%

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	1,091	$84,811,163.20	17.66%
100,000.01 - 150,000.00	989	122,979,811.70	25.61
150,000.01 - 200,000.00	641	110,888,271.30	23.09
200,000.01 - 250,000.00	351	78,371,939.70	16.32
250,000.01 - 300,000.00	188	51,513,779.77	10.73
300,000.01 - 350,000.00	78	24,467,736.10	5.10
350,000.01 - 400,000.00	6	2,252,947.01	0.47
400,000.01 - 450,000.00	7	2,938,529.79	0.61
450,000.01 - 500,000.00	3	1,416,170.67	0.29
500,000.01 - 550,000.00	1	518,651.05	0.11
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Months Remaining

Months Remaining	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 180	204	$23,731,510.83	4.94%
181 - 240	164	20,096,438.47	4.19
301 - 360	2,987	436,331,050.99	90.87
Total	3,355	$480,159,000.29	100.00%

Mortgage Rates

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 4.999	13	$1,878,833.39	0.39%
5.000 - 5.499	28	4,217,563.05	0.88
5.500 - 5.999	113	19,472,962.18	4.06
6.000 - 6.499	78	13,256,602.05	2.76
6.500 - 6.999	495	82,968,783.82	17.28
7.000 - 7.499	180	27,655,510.85	5.76
7.500 - 7.999	607	94,809,940.80	19.75
8.000 - 8.499	151	20,089,831.82	4.18
8.500 - 8.999	619	88,003,969.80	18.33
9.000 - 9.499	195	24,815,273.69	5.17
9.500 - 9.999	455	59,565,060.31	12.41
10.000 - 10.499	118	12,843,435.48	2.67
10.500 - 10.999	171	17,661,378.24	3.68
11.000 - 11.499	75	6,762,143.43	1.41
11.500 - 11.999	43	4,491,133.80	0.94
12.000 - 12.499	8	1,063,174.83	0.22
12.500 - 12.999	5	467,402.75	0.10
13.500 - 13.999	1	136,000.00	0.03
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.249	2	$326,879.44	0.10%
4.500 - 4.749	1	231,979.68	0.07
4.750 - 4.999	49	9,171,072.32	2.94
5.000 - 5.249	66	11,372,181.33	3.65
5.250 - 5.499	71	12,214,140.91	3.92
5.500 - 5.749	145	23,293,210.03	7.47
5.750 - 5.999	146	23,021,066.38	7.38
6.000 - 6.249	773	107,555,104.19	34.49
6.250 - 6.499	210	29,975,683.54	9.61
6.500 - 6.749	455	60,598,071.10	19.43
6.750 - 6.999	253	34,009,743.83	10.91
7.250 - 7.499	1	80,936.81	0.03
Total	2,172	$311,850,069.56	100.00%

Next Adjustment Date

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
02/01/05	3	$248,288.10	0.08%
03/01/05	110	16,001,707.68	5.13
04/01/05	158	23,379,483.48	7.50
05/01/05	69	9,835,102.39	3.15
06/01/05	99	14,245,690.69	4.57
07/01/05	46	6,291,575.80	2.02
08/01/05	1,080	158,760,845.42	50.91
09/01/05	607	83,087,376.00	26.64
Total	2,172	$311,850,069.56	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate

Maximum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 11.999	18	4,315,929.27	1.38%
12.000 - 12.499	31	5,416,322.90	1.74
12.500 - 12.999	133	24,150,211.93	7.74
13.000 - 13.499	78	12,332,134.36	3.95
13.500 - 13.999	343	57,380,607.06	18.40
14.000 - 14.499	109	15,508,253.17	4.97
14.500 - 14.999	536	78,610,007.16	25.21
15.000 - 15.499	178	23,187,964.35	7.44
15.500 - 15.999	399	53,510,892.40	17.16
16.000 - 16.499	102	11,430,276.63	3.67
16.500 - 16.999	142	15,286,403.71	4.90
17.000 - 17.499	55	5,180,441.16	1.66
17.500 - 17.999	36	3,997,497.88	1.28
18.000 - 18.499	8	1,063,174.83	0.34
18.500 - 18.999	3	343,952.75	0.11
19.500 - 19.999	1	136,000.00	0.04
Total	2,172	311,850,069.56	100.00%

Minimum Rate

Minimum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 5.999	18	$4,315,929.27	1.38%
6.000 - 6.499	31	5,416,322.90	1.74
6.500 - 6.999	133	24,150,211.93	7.74
7.000 - 7.499	78	12,332,134.36	3.95
7.500 - 7.999	343	57,380,607.06	18.40
8.000 - 8.499	109	15,508,253.17	4.97
8.500 - 8.999	536	78,610,007.16	25.21
9.000 - 9.499	178	23,187,964.35	7.44
9.500 - 9.999	399	53,510,892.40	17.16
10.000 - 10.499	102	11,430,276.63	3.67
10.500 - 10.999	142	15,286,403.71	4.90
11.000 - 11.499	55	5,180,441.16	1.66
11.500 - 11.999	36	3,997,497.88	1.28
12.000 - 12.499	8	1,063,174.83	0.34
12.500 - 12.999	3	343,952.75	0.11
13.500 - 13.999	1	136,000.00	0.04
Total	2,172	$311,850,069.56	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Original LTV

Original Loan to Value (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 30.00	30	$2,643,678.51	0.55%
30.01 - 35.00	21	2,231,964.44	0.46
35.01 - 40.00	41	4,322,823.86	0.90
40.01 - 45.00	33	3,975,200.30	0.83
45.01 - 50.00	51	5,587,442.75	1.16
50.01 - 55.00	81	10,139,931.24	2.11
55.01 - 60.00	133	17,352,525.97	3.61
60.01 - 65.00	164	22,322,224.36	4.65
65.01 - 70.00	197	29,411,078.91	6.13
70.01 - 75.00	480	63,760,797.74	13.28
75.01 - 80.00	557	78,177,389.14	16.28
80.01 - 85.00	565	84,894,314.84	17.68
85.01 - 90.00	944	145,926,320.85	30.39
90.01 - 95.00	58	9,413,307.38	1.96
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

FICO

Fico Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
500 - 519	168	$20,922,346.18	4.36%
520 - 539	333	43,931,010.40	9.15
540 - 559	442	58,775,557.83	12.24
560 - 579	349	45,982,411.42	9.58
580 - 599	273	38,239,282.08	7.96
600 - 619	265	36,394,613.06	7.58
620 - 639	337	49,269,705.57	10.26
640 - 659	303	46,417,929.29	9.67
660 - 679	211	33,236,238.43	6.92
680 - 699	236	37,076,627.99	7.72
700 - 719	163	26,454,185.38	5.51
720 - 739	129	19,489,309.30	4.06
740 - 759	78	12,881,210.57	2.68
760 - 779	47	8,242,056.77	1.72
780 - 799	18	2,530,557.34	0.53
800 - 819	3	315,958.68	0.07
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

State

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	427	$80,919,035.68	16.85%
New York	221	42,676,729.47	8.89
Florida	322	38,524,550.84	8.02
New Jersey	168	28,706,538.40	5.98
Illinois	189	27,345,134.79	5.70
Texas	266	26,526,048.21	5.52
Maryland	138	22,658,228.69	4.72
Massachusetts	113	21,280,700.66	4.43
Michigan	167	19,641,950.23	4.09
Minnesota	106	17,005,327.26	3.54
Pennsylvania	105	12,999,645.53	2.71
Washington	77	12,299,889.97	2.56
Connecticut	76	11,784,997.02	2.45
Colorado	76	11,536,841.15	2.40
Rhode Island	56	8,519,055.81	1.77
Arizona	64	8,081,725.88	1.68
Ohio	76	7,932,535.76	1.65
Wisconsin	62	7,330,688.56	1.53
Missouri	61	7,329,326.76	1.53
Indiana	74	7,318,191.00	1.52
Georgia	52	6,285,474.90	1.31
Alabama	52	5,878,189.75	1.22
New Hampshire	31	4,755,935.48	0.99
Maine	31	4,515,059.63	0.94
Iowa	47	4,275,592.37	0.89
Louisiana	35	3,301,407.11	0.69
Oklahoma	35	3,180,706.32	0.66
Mississippi	30	2,886,833.76	0.60
Kansas	27	2,778,719.25	0.58
Tennessee	25	2,594,955.19	0.54
Oregon	16	2,535,167.07	0.53
Delaware	15	2,243,563.26	0.47
New Mexico	19	2,136,916.14	0.45
South Carolina	20	1,959,657.45	0.41
Utah	13	1,768,109.57	0.37
Nebraska	11	1,680,553.05	0.35
Kentucky	11	1,143,590.65	0.24
Nevada	6	863,002.07	0.18
North Carolina	6	805,862.80	0.17
Alaska	5	780,218.36	0.16
Arkansas	5	704,887.55	0.15
Hawaii	5	658,313.36	0.14
Idaho	4	635,925.65	0.13
South Dakota	3	497,753.63	0.10
Wyoming	4	455,521.08	0.09
Montana	1	261,250.00	0.05
Vermont	1	98,724.94	0.02
North Dakota	1	59,968.23	0.01
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,158	$453,033,444.51	94.35%
Non-owner	167	22,919,892.60	4.77
Second Home	30	4,205,663.18	0.88
Total	3,355	$480,159,000.29	100.00%

*Based on mortgagor representation at origination.

Program

Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,428	$339,408,617.81	70.69%
Limited Documentation	258	38,454,316.48	8.01
Stated Documentation	669	102,296,066.00	21.30
Total	3,355	$480,159,000.29	100.00%

Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance*	2,161	$297,970,567.95	62.06%
Rate/Term Refinance**	1,176	178,994,462.71	37.28
Purchase	18	3,193,969.63	0.67
Total	3,355	$480,159,000.29	100.00%

*Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
**Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Risk Category

Risk Category	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8A	355	$56,456,412.37	11.76%
7A	303	47,851,245.82	9.97
6A	194	30,945,524.57	6.44
5A	265	40,263,447.71	8.39
4A	288	43,047,955.19	8.97
3A	213	29,874,632.11	6.22
2A	627	83,962,623.85	17.49
A	255	36,269,115.89	7.55
B	502	65,690,413.81	13.68
C	297	39,315,094.23	8.19
D	56	6,482,534.74	1.35
Total	3,355	$480,159,000.29	100.00%

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	2,712	$378,702,121.12	78.87%
Two-Four Family	207	41,267,370.94	8.59
Condominium	175	26,039,755.18	5.42
PUD	144	20,669,556.55	4.30
Manufactured Housing	63	6,427,823.08	1.34
PUD Attached	30	4,182,477.47	0.87
Single Family Attached	24	2,869,895.95	0.60
Total	3,355	$480,159,000.29	100.00%

Prepayment Charge Term

Prepayment Charge Term (mos.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,218	$173,912,965.27	36.22%
12	110	18,627,584.27	3.88
24	1	194,855.28	0.04
30	2	443,551.37	0.09
36	2,024	286,980,044.10	59.77
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Retail	3,355	$480,159,000.29	100.00%
Total	3,355	$480,159,000.29	100.00%

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conforming	3,355	$480,159,000.29	100.00%
Total	3,355	$480,159,000.29	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Group II Collateral Summary

Statistics for the mortgage loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	334		
Aggregate Current Principal Balance:	$85,216,806.86		$59,947.32 - $1,500,000.00
Average Current Principal Balance:	$255,140.14		
Aggregate Original Principal Balance:	$85,292,939.00		$60,000.00 - $1,500,000.00
Average Original Principal Balance:	$255,368.08		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.373%		4.990% - 11.500%
Wtd. Avg. Original Term (months):	348		180 - 360
Wtd. Avg. Remaining Term (months):	347		179 - 360
Margin (ARM Loans Only):	5.864%		4.750% - 6.750%
Maximum Interest Rate (ARM Loans Only):	14.030%		11.990% - 17.500%
Minimum Interest Rate (ARM Loans Only):	8.030%		5.990% - 11.500%
Wtd. Avg. Original LTV:	77.67%		26.92% - 95.00%
Wtd. Avg. Borrower FICO:	643		500 - 801
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	32.19%	
	NY	9.51%	
	TX	6.46%	
	IL	6.07%	
	FL	5.83%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2 Year Fixed/Adjustable Rate	172	$55,347,692.02	64.95%
Fixed Rate	162	29,869,114.84	35.05
Total	334	$85,216,806.86	100.00%

Principal Balance at Origination

Principal Balance at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
60,000.00 - 100,000.00	54	$4,320,188.00	5.07%
100,000.01 - 150,000.00	73	9,043,150.00	10.60
150,000.01 - 200,000.00	41	7,026,719.00	8.24
200,000.01 - 250,000.00	14	3,176,850.00	3.72
250,000.01 - 300,000.00	21	5,674,850.00	6.65
300,000.01 - 350,000.00	29	9,760,917.00	11.44
350,000.01 - 400,000.00	42	15,583,220.00	18.27
400,000.01 - 450,000.00	24	10,320,250.00	12.10
450,000.01 - 500,000.00	14	6,757,299.00	7.92
500,000.01 - 550,000.00	6	3,159,000.00	3.70
550,000.01 - 600,000.00	14	8,235,496.00	9.66
700,000.01 - 750,000.00	1	735,000.00	0.86
1,450,000.01 - 1,500,000.00	1	1,500,000.00	1.76
Total	334	$85,292,939.00	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	54	$4,317,530.25	5.07%
100,000.01 - 150,000.00	73	9,036,459.12	10.60
150,000.01 - 200,000.00	41	7,021,012.53	8.24
200,000.01 - 250,000.00	14	3,173,829.13	3.72
250,000.01 - 300,000.00	21	5,672,851.74	6.66
300,000.01 - 350,000.00	29	9,751,661.05	11.44
350,000.01 - 400,000.00	42	15,567,459.19	18.27
400,000.01 - 450,000.00	25	10,759,283.40	12.63
450,000.01 - 500,000.00	13	6,298,926.48	7.39
500,000.01 - 550,000.00	7	3,706,445.19	4.35
550,000.01 - 600,000.00	13	7,677,081.88	9.01
700,000.01 - 750,000.00	1	734,266.90	0.86
1,450,000.01 - 1,500,000.00	1	1,500,000.00	1.76
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Months Remaining	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 180	28	$3,964,758.04	4.65%
181 - 240	15	2,497,594.80	2.93
241 - 300	4	545,200.00	0.64
301 - 360	287	78,209,254.02	91.78
Total	334	$85,216,806.86	100.00%

Mortgage Rates

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 4.999	1	$449,458.30	0.53%
5.500 - 5.999	93	17,896,405.34	21.00
6.000 - 6.499	54	9,707,771.50	11.39
6.500 - 6.999	44	12,161,228.40	14.27
7.000 - 7.499	14	4,471,258.61	5.25
7.500 - 7.999	48	16,906,365.68	19.84
8.000 - 8.499	5	1,342,618.86	1.58
8.500 - 8.999	43	13,105,458.95	15.38
9.000 - 9.499	11	3,340,461.77	3.92
9.500 - 9.999	15	4,013,984.90	4.71
10.000 - 10.499	2	170,126.02	0.20
10.500 - 10.999	3	1,299,880.99	1.53
11.500 - 11.999	1	351,787.54	0.41
Total	334	$85,216,806.86	100.00%

Gross Margin

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.750 - 4.999	8	$3,005,706.46	5.43%
5.000 - 5.249	14	5,438,029.45	9.83
5.250 - 5.499	11	3,429,086.35	6.20
5.500 - 5.749	11	3,667,761.95	6.63
5.750 - 5.999	20	6,373,892.03	11.52
6.000 - 6.249	54	17,217,671.26	31.11
6.250 - 6.499	15	5,060,607.59	9.14
6.500 - 6.749	27	7,966,054.15	14.39
6.750 - 6.999	12	3,188,882.78	5.76
Total	172	$55,347,692.02	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
04/01/05	8	$2,833,800.64	5.12%
05/01/05	10	3,604,187.91	6.51
06/01/05	7	2,727,830.80	4.93
07/01/05	44	7,450,963.67	13.46
08/01/05	80	27,615,991.00	49.90
09/01/05	23	11,114,918.00	20.08
Total	172	$55,347,692.02	100.00%

Maximum Rate

Maximum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 11.999	5	$2,066,034.34	3.73%
12.000 - 12.499	9	2,879,536.58	5.20
12.500 - 12.999	25	8,423,340.66	15.22
13.000 - 13.499	11	3,822,358.53	6.91
13.500 - 13.999	43	14,865,102.88	26.86
14.000 - 14.499	5	1,342,618.86	2.43
14.500 - 14.999	42	12,772,458.95	23.08
15.000 - 15.499	11	3,340,461.77	6.04
15.500 - 15.999	15	4,013,984.90	7.25
16.000 - 16.499	2	170,126.02	0.31
16.500 - 16.999	3	1,299,880.99	2.35
17.500 - 17.999	1	351,787.54	0.64
Total	172	$55,347,692.02	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate

Minimum Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 5.999	5	$2,066,034.34	3.73%
6.000 - 6.499	9	2,879,536.58	5.20
6.500 - 6.999	25	8,423,340.66	15.22
7.000 - 7.499	11	3,822,358.53	6.91
7.500 - 7.999	43	14,865,102.88	26.86
8.000 - 8.499	5	1,342,618.86	2.43
8.500 - 8.999	42	12,772,458.95	23.08
9.000 - 9.499	11	3,340,461.77	6.04
9.500 - 9.999	15	4,013,984.90	7.25
10.000 - 10.499	2	170,126.02	0.31
10.500 - 10.999	3	1,299,880.99	2.35
11.500 - 11.999	1	351,787.54	0.64
Total	172	$55,347,692.02	100.00%

Original LTV

Original Loan to Value (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 30.00	2	$671,458.08	0.79%
30.01 - 35.00	5	943,750.43	1.11
35.01 - 40.00	3	2,044,679.62	2.40
40.01 - 45.00	3	607,324.44	0.71
45.01 - 50.00	6	732,552.68	0.86
50.01 - 55.00	6	1,021,437.39	1.20
55.01 - 60.00	11	2,735,920.81	3.21
60.01 - 65.00	15	3,663,790.74	4.30
65.01 - 70.00	24	6,999,626.25	8.21
70.01 - 75.00	36	8,946,204.42	10.50
75.01 - 80.00	53	13,287,024.24	15.59
80.01 - 85.00	54	15,001,140.91	17.60
85.01 - 90.00	111	27,639,121.69	32.43
90.01 - 95.00	5	922,775.16	1.08
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

FICO

Fico Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
500 - 519	9	$2,154,649.21	2.53%
520 - 539	21	6,392,407.61	7.50
540 - 559	17	5,554,896.51	6.52
560 - 579	18	4,695,802.24	5.51
580 - 599	21	6,528,603.04	7.66
600 - 619	24	8,667,684.59	10.17
620 - 639	22	7,106,292.03	8.34
640 - 659	11	4,380,988.85	5.14
660 - 679	56	11,069,141.28	12.99
680 - 699	45	8,782,309.25	10.31
700 - 719	28	5,806,821.70	6.81
720 - 739	24	5,814,109.60	6.82
740 - 759	17	3,457,261.68	4.06
760 - 779	11	2,978,345.24	3.50
780 - 799	9	1,746,570.89	2.05
800 - 819	1	80,923.14	0.09
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

State

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	83	$27,430,793.56	32.19%
New York	23	8,107,421.79	9.51
Texas	33	5,503,754.09	6.46
Illinois	23	5,170,234.22	6.07
Florida	16	4,965,414.76	5.83
Minnesota	23	4,173,508.19	4.90
Massachusetts	13	4,120,572.10	4.84
New Jersey	11	3,445,640.32	4.04
Wisconsin	8	2,330,636.66	2.73
Colorado	13	2,271,781.27	2.67
Connecticut	11	1,979,267.39	2.32
Maryland	5	1,921,690.02	2.26
Washington	7	1,847,489.04	2.17
Michigan	8	1,813,682.14	2.13
Indiana	6	1,000,369.03	1.17
Oregon	4	967,887.29	1.14
Pennsylvania	7	891,376.81	1.05
Rhode Island	4	856,069.45	1.00
Alabama	4	769,517.69	0.90
Maine	3	753,592.94	0.88
Missouri	2	736,372.85	0.86
Ohio	4	714,119.29	0.84
Nevada	3	607,829.20	0.71
Louisiana	3	585,970.55	0.69
Hawaii	1	488,058.08	0.57
Iowa	4	363,485.65	0.43
Kansas	3	327,350.00	0.38
Nebraska	1	280,000.00	0.33
Oklahoma	2	196,905.30	0.23
Tennessee	1	139,500.00	0.16
Mississippi	1	110,500.00	0.13
Montana	1	105,494.67	0.12
New Mexico	1	89,922.51	0.11
Arizona	1	75,600.00	0.09
Arkansas	1	75,000.00	0.09
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status*	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	329	$83,635,706.66	98.14%
Non-owner	5	1,581,100.20	1.86
Total	334	$85,216,806.86	100.00%

*Based on mortgagor representation at origination.

Program

Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	262	$62,797,195.50	73.69%
Stated Documentation	46	13,230,209.95	15.53
Limited Documentation	26	9,189,401.41	10.78
Total	334	$85,216,806.86	100.00%

Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance*	210	$48,667,452.87	57.11%
Rate/Term Refinance**	122	36,045,566.45	42.30
Purchase	2	503,787.54	0.59
Total	334	$85,216,806.86	100.00%

*Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

**Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Risk Category

Risk Category	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8A	74	$15,462,703.07	18.15%
7A	55	11,853,979.87	13.91
6A	56	11,135,335.31	13.07
5A	10	3,896,256.55	4.57
4A	21	6,815,604.52	8.00
3A	17	5,865,309.19	6.88
2A	39	11,826,700.73	13.88
A	16	4,886,902.15	5.73
B	32	10,044,398.58	11.79
C	13	3,343,712.46	3.92
D	1	85,904.43	0.10
Total	334	$85,216,806.86	100.00%

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	296	$75,821,584.76	88.97%
PUD	25	6,083,206.79	7.14
Condominium	8	2,121,836.81	2.49
Two-Four Family	5	1,190,178.50	1.40
Total	334	$85,216,806.86	100.00%

Prepayment Charge Term

Prepayment Charge Term (mos.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	106	$29,563,549.08	34.69%
12	13	3,095,901.43	3.63
24	3	448,642.04	0.53
36	212	52,108,714.31	61.15
Total	334	$85,216,806.86	100.00%

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Retail	334	$85,216,806.86	100.00%
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Conforming	127	$54,739,224.66	64.24%
Conforming	207	30,477,582.20	35.76
Total	334	$85,216,806.86	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Group III Collateral Summary

Statistics for the mortgage loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,131		
Aggregate Current Principal Balance:	$184,624,458.01		$50,709.28 - $723,876.21
Average Current Principal Balance:	$163,240.02		
Aggregate Original Principal Balance:	$184,926,131.00		$60,000.00 - $724,500.00
Average Original Principal Balance:	$163,506.75		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.491%		4.570% - 11.990%
Wtd. Avg. Original Term (months):	330		120 - 360
Wtd. Avg. Remaining Term (months):	329		118 - 360
Wtd. Avg. Original LTV:	79.75%		13.89% - 93.10%
Wtd. Avg. Borrower FICO:	693		512 - 813
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	17.75%	
	TX	13.37%	
	NY	7.10%	
	FL	6.48%	
	AL	4.94%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate	1,131	$184,624,458.01	100.00%
Total	1,131	$184,624,458.01	100.00%

Principal Balance at Origination

Principal Balance at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
60,000.00 - 100,000.00	370	$29,067,317.00	15.72%
100,000.01 - 150,000.00	353	43,643,626.00	23.60
150,000.01 - 200,000.00	142	24,706,631.00	13.36
200,000.01 - 250,000.00	74	16,492,111.00	8.92
250,000.01 - 300,000.00	57	15,559,454.00	8.41
300,000.01 - 350,000.00	39	12,509,313.00	6.76
350,000.01 - 400,000.00	35	12,996,695.00	7.03
400,000.01 - 450,000.00	19	8,093,500.00	4.38
450,000.01 - 500,000.00	23	11,083,087.00	5.99
500,000.01 - 550,000.00	10	5,350,500.00	2.89
550,000.01 - 600,000.00	8	4,699,397.00	2.54
700,000.01 - 750,000.00	1	724,500.00	0.39
Total	1,131	$184,926,131.00	100.00%

Remaining Principal Balance

Remaining Principal Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	371	$29,094,945.63	15.76%
100,000.01 - 150,000.00	352	43,463,210.88	23.54
150,000.01 - 200,000.00	142	24,667,729.13	13.36
200,000.01 - 250,000.00	75	16,719,511.08	9.06
250,000.01 - 300,000.00	56	15,287,198.78	8.28
300,000.01 - 350,000.00	39	12,494,005.64	6.77
350,000.01 - 400,000.00	36	13,376,855.19	7.25
400,000.01 - 450,000.00	18	7,683,768.59	4.16
450,000.01 - 500,000.00	23	11,071,499.88	6.00
500,000.01 - 550,000.00	10	5,346,086.88	2.90
550,000.01 - 600,000.00	8	4,695,770.12	2.54
700,000.01 - 750,000.01	1	723,876.21	0.39
Total	1,131	$184,624,458.01	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Term

Months Remaining	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 120	12	$1,529,224.09	0.83%
121 - 180	159	17,648,398.54	9.56
181 - 240	102	13,218,741.86	7.16
241 - 300	52	7,070,761.76	3.83
301 - 360	806	145,157,331.76	78.62
Total	1,131	$184,624,458.01	100.00%

Mortgage Rates

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 4.999	1	$359,849.28	0.19%
5.000 - 5.499	1	388,033.19	0.21
5.500 - 5.999	502	75,568,794.21	40.93
6.000 - 6.499	208	29,398,481.43	15.92
6.500 - 6.999	218	44,946,811.23	24.34
7.000 - 7.499	41	9,533,181.57	5.16
7.500 - 7.999	81	14,067,118.56	7.62
8.000 - 8.499	21	2,695,496.31	1.46
8.500 - 8.999	23	3,297,251.77	1.79
9.000 - 9.499	6	548,679.64	0.30
9.500 - 9.999	12	2,043,290.48	1.11
10.000 - 10.499	7	748,990.13	0.41
10.500 - 10.999	5	333,407.14	0.18
11.000 - 11.499	2	381,978.79	0.21
11.500 - 11.999	3	313,094.28	0.17
Total	1,131	$184,624,458.01	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Original LTV

Original Loan to Value (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 30.00	9	$1,119,452.04	0.61%
30.01 - 35.00	2	139,353.17	0.08
35.01 - 40.00	11	1,149,506.72	0.62
40.01 - 45.00	10	1,284,905.03	0.70
45.01 - 50.00	15	1,960,288.71	1.06
50.01 - 55.00	15	2,820,735.11	1.53
55.01 - 60.00	37	5,798,118.78	3.14
60.01 - 65.00	50	6,282,174.70	3.40
65.01 - 70.00	71	9,641,589.13	5.22
70.01 - 75.00	112	17,673,712.32	9.57
75.01 - 80.00	247	35,876,385.35	19.43
80.01 - 85.00	139	23,719,948.20	12.85
85.01 - 90.00	408	75,689,624.35	41.00
90.01 - 95.00	5	1,468,664.40	0.80
Total	1,131	$184,624,458.01	100.00%

FICO

Fico Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
500 - 519	5	$388,561.15	0.21%
520 - 539	6	586,110.40	0.32
540 - 559	13	2,068,665.86	1.12
560 - 579	6	1,004,023.08	0.54
580 - 599	4	667,131.72	0.36
600 - 619	18	2,058,078.83	1.11
620 - 639	44	8,350,363.83	4.52
640 - 659	50	9,359,872.35	5.07
660 - 679	308	48,730,258.38	26.39
680 - 699	236	37,674,532.27	20.41
700 - 719	155	28,338,291.14	15.35
720 - 739	104	17,905,004.34	9.70
740 - 759	87	13,762,677.06	7.45
760 - 779	66	8,786,394.63	4.76
780 - 799	23	3,694,725.92	2.00
800 - 819	6	1,249,767.05	0.68
	1,131	$184,624,458.01	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

State

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	125	$32,774,142.58	17.75%
Texas	217	24,678,123.44	13.37
New York	47	13,101,855.52	7.10
Florida	72	11,959,188.47	6.48
Alabama	75	9,122,964.01	4.94
Massachusetts	28	7,881,407.02	4.27
New Jersey	35	6,755,990.69	3.66
Illinois	41	6,584,039.76	3.57
Washington	35	6,135,763.01	3.32
Maryland	32	6,068,639.24	3.29
Minnesota	41	6,018,136.37	3.26
Pennsylvania	44	5,734,570.09	3.11
Wisconsin	33	4,638,761.30	2.51
Colorado	17	4,187,525.70	2.27
Ohio	26	3,616,415.72	1.96
Michigan	23	3,223,152.88	1.75
Arizona	19	2,915,479.95	1.58
Indiana	23	2,840,898.28	1.54
Missouri	17	1,946,430.82	1.05
Oregon	9	1,884,107.74	1.02
Iowa	19	1,754,747.18	0.95
Louisiana	13	1,651,309.85	0.89
Rhode Island	11	1,622,514.65	0.88
Connecticut	10	1,411,750.11	0.76
New Mexico	8	1,333,132.10	0.72
Hawaii	5	1,327,926.72	0.72
Nevada	7	1,321,561.99	0.72
Nebraska	11	1,288,360.34	0.70
Oklahoma	13	1,268,243.31	0.69
Kansas	10	1,156,226.43	0.63
New Hampshire	7	1,145,574.78	0.62
Georgia	7	898,131.92	0.49
Mississippi	7	847,006.58	0.46
South Carolina	5	785,699.73	0.43
Tennessee	5	774,626.15	0.42
Delaware	4	703,456.82	0.38
Arkansas	7	616,222.48	0.33
Utah	4	582,351.03	0.32
Idaho	4	581,350.06	0.31
Maine	3	321,323.02	0.17
Vermont	2	246,192.71	0.13
Wyoming	2	222,552.21	0.12
North Dakota	3	215,925.06	0.12
North Carolina	2	185,423.85	0.10
Kentucky	2	171,971.19	0.09
South Dakota	1	123,285.15	0.07
Total	1,131	$184,624,458.01	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

Occupancy Status*	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,097	$178,729,483.48	96.81%
Non-owner	31	5,090,261.64	2.76
Second Home	3	804,712.89	0.44
Total	1,131	$184,624,458.01	100.00%

*Based on mortgagor representation at origination.

Program

Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	980	$156,377,429.32	84.70%
Stated Documentation	119	21,422,806.23	11.60
Limited Documentation	32	6,824,222.46	3.70
Total	1,131	$184,624,458.01	100.00%

Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance*	798	$121,937,925.85	66.05%
Rate/Term Refinance**	330	62,292,190.75	33.74
Purchase	3	394,341.41	0.21
Total	1,131	$184,624,458.01	100.00%

*Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
**Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Risk Category

Risk Category	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8A	343	$57,065,584.58	30.91%
7A	306	49,848,753.91	27.00
6A	307	48,799,764.85	26.43
5A	48	9,173,825.98	4.97
4A	42	8,145,296.69	4.41
3A	43	5,537,585.84	3.00
2A	15	2,877,401.42	1.56
A	5	532,706.47	0.29
B	14	1,871,059.59	1.01
C	5	534,776.37	0.29
D	3	237,702.31	0.13
Total	1,131	$184,624,458.01	100.00%

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	980	$155,103,120.42	84.01%
PUD	99	19,113,985.79	10.35
Two-Four Family	29	6,137,979.79	3.32
Condominium	16	3,379,406.08	1.83
Manufactured Housing	3	447,499.75	0.24
PUD Attached	3	341,865.63	0.19
Single Family Attached	1	100,600.55	0.05
Total	1,131	$184,624,458.01	100.00%

Prepayment Charge Term

Prepayment Charge Term (mos.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	397	$55,920,105.50	30.29%
12	58	14,746,813.48	7.99
36	676	113,957,539.03	61.72
Total	1,131	$184,624,458.01	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Retail	1,131	$184,624,458.01	100.00%
Total	1,131	$184,624,458.01	100.00%

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Conforming	1,023	$137,788,781.56	74.64%
Conforming	108	46,835,676.45	25.37
Total	1,131	$184,624,458.01	100.00%

Weighted Average Life Tables

Class AV-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	18.08	5.23	2.77	1.71	1.11
MDUR (yr)	15.39	4.87	2.66	1.66	1.09
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	07/25/06

Class AV-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	18.16	5.57	2.98	1.85	1.11
MDUR (yr)	15.44	5.14	2.84	1.79	1.09
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/33	07/25/30	06/25/20	09/25/14	07/25/06

Class AF-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	6.70	1.44	0.91	0.71	0.60
MDUR (yr)	6.32	1.41	0.90	0.70	0.59
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/15	04/25/06	03/25/05	10/25/04	08/25/04

Class AF-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	6.70	1.44	0.91	0.71	0.60
MDUR (yr)	6.32	1.41	0.90	0.70	0.59
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/15	04/25/06	03/25/05	10/25/04	08/25/04

Weighted Average Life Tables

Class AF-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	16.60	4.50	2.50	1.73	1.35
MDUR (yr)	12.43	4.09	2.36	1.65	1.30
First Prin Pay	08/25/15	04/25/06	03/25/05	10/25/04	08/25/04
Last Prin Pay	10/25/25	11/25/10	07/25/07	02/25/06	07/25/05

Class AF-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	16.60	4.50	2.50	1.73	1.35
MDUR (yr)	12.43	4.09	2.36	1.65	1.30
First Prin Pay	08/25/15	04/25/06	03/25/05	10/25/04	08/25/04
Last Prin Pay	10/25/25	11/25/10	07/25/07	02/25/06	07/25/05

Class AF-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	26.12	11.57	6.28	3.98	2.45
MDUR (yr)	13.26	8.17	5.12	3.45	2.23
First Prin Pay	10/25/25	11/25/10	07/25/07	02/25/06	07/25/05
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	08/25/06

Class AF-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	26.31	12.96	7.26	4.66	2.45
MDUR (yr)	13.29	8.68	5.66	3.91	2.23
First Prin Pay	10/25/25	11/25/10	07/25/07	02/25/06	07/25/05
Last Prin Pay	07/25/33	03/25/31	11/25/21	11/25/15	08/25/06

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.68	9.83	5.30	4.25	3.61
MDUR (yr)	20.15	8.81	4.97	4.04	3.46
First Prin Pay	01/25/25	07/25/08	11/25/06	04/25/07	08/25/06
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	04/25/07

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.83	10.67	5.82	4.59	5.44
MDUR (yr)	20.24	9.41	5.41	4.35	5.11
First Prin Pay	01/25/25	07/25/08	11/25/06	04/25/07	08/25/06
Last Prin Pay	06/25/33	10/25/27	02/25/18	04/25/13	09/25/11

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.67	9.83	5.28	3.98	3.62
MDUR (yr)	17.73	8.30	4.78	3.70	3.39
First Prin Pay	12/25/24	07/25/08	10/25/06	01/25/07	03/25/07
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	04/25/07

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.80	10.56	5.72	4.27	4.01
MDUR (yr)	17.79	8.75	5.12	3.94	3.73
First Prin Pay	12/25/24	07/25/08	10/25/06	01/25/07	03/25/07
Last Prin Pay	02/25/33	06/25/25	01/25/16	09/25/11	05/25/09

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.67	9.83	5.27	3.89	3.51
MDUR (yr)	16.81	8.09	4.70	3.58	3.25
First Prin Pay	11/25/24	07/25/08	10/25/06	12/25/06	01/25/07
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	04/25/07

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.79	10.41	5.62	4.12	3.66
MDUR (yr)	16.86	8.43	4.96	3.76	3.39
First Prin Pay	11/25/24	07/25/08	10/25/06	12/25/06	01/25/07
Last Prin Pay	11/25/32	11/25/22	04/25/14	08/25/10	07/25/08

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.67	9.83	5.27	3.87	3.40
MDUR (yr)	14.53	7.52	4.50	3.44	3.07
First Prin Pay	11/25/24	07/25/08	10/25/06	11/25/06	12/25/06
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	04/25/07

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.77	10.28	5.53	4.04	3.52
MDUR (yr)	14.56	7.75	4.68	3.57	3.17
First Prin Pay	11/25/24	07/25/08	10/25/06	11/25/06	12/25/06
Last Prin Pay	10/25/32	12/25/21	09/25/13	03/25/10	04/25/08

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.67	9.83	5.27	3.83	3.32
MDUR (yr)	13.62	7.26	4.39	3.35	2.96
First Prin Pay	11/25/24	07/25/08	10/25/06	11/25/06	11/25/06
Last Prin Pay	01/25/32	04/25/18	07/25/11	10/25/08	04/25/07

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.71	10.01	5.37	3.90	3.37
MDUR (yr)	13.63	7.35	4.46	3.40	2.99
First Prin Pay	11/25/24	07/25/08	10/25/06	11/25/06	11/25/06
Last Prin Pay	07/25/32	05/25/20	10/25/12	07/25/09	10/25/07

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.55	9.44	5.04	3.66	3.17
MDUR (yr)	12.54	6.71	4.05	3.10	2.73
First Prin Pay	11/25/24	07/25/08	10/25/06	10/25/06	10/25/06
Last Prin Pay	01/25/32	02/25/18	06/25/11	09/25/08	03/25/07

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
WAL (yr)	25.55	9.44	5.04	3.66	3.17
MDUR (yr)	12.54	6.71	4.05	3.10	2.73
First Prin Pay	11/25/24	07/25/08	10/25/06	10/25/06	10/25/06
Last Prin Pay	01/25/32	02/25/18	06/25/11	09/25/08	03/25/07

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class AV-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class AV-2 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	17	$45,629,309.53	6.58%	9.50%	33	$25,957,469.94	8.40%	9.50%
2	$70,488,610.61	6.64%	9.50%	18	$44,146,888.96	7.29%	9.50%	34	$24,977,360.50	8.67%	9.50%
3	$68,835,439.89	6.85%	9.50%	19	$42,701,656.50	6.58%	9.50%	35	$24,021,668.10	8.40%	9.50%
4	$67,175,682.62	6.63%	9.50%	20	$41,292,681.54	6.80%	9.50%	36	$23,089,800.64	8.87%	9.50%
5	$65,508,720.50	6.62%	9.50%	21	$39,919,056.76	6.77%	9.50%	37	$22,182,704.12	9.16%	9.50%
6	$63,834,160.02	7.07%	9.50%	22	$38,581,124.76	7.00%	9.50%	38	$22,182,704.12	8.86%	9.50%
7	$62,151,833.64	6.61%	9.50%	23	$37,276,736.51	6.78%	9.50%	39	$22,182,704.12	9.25%	9.50%
8	$60,461,799.47	6.82%	9.50%	24	$36,005,110.72	7.75%	9.50%	40	$22,182,704.12	8.95%	9.50%
9	$58,764,339.67	6.60%	9.50%	25	$34,771,535.70	8.00%	9.50%	41	$22,075,999.14	8.95%	9.50%
10	$57,059,957.33	6.82%	9.50%	26	$33,568,746.78	7.74%	9.50%	42	$21,521,950.26	10.43%	10.43%
11	$55,349,371.83	6.59%	9.50%	27	$32,395,977.55	8.10%	9.50%	43	$20,982,489.65	9.41%	9.50%
12	$53,633,512.71	6.59%	9.50%	28	$31,252,896.02	7.83%	9.50%	44	$0.00	0.00%	0.00%
13	$51,950,334.40	6.81%	9.50%	29	$30,138,338.64	7.83%	9.50%				
14	$50,309,368.13	6.59%	9.50%	30	$29,051,614.99	9.20%	9.50%				
15	$48,709,557.54	6.81%	9.50%	31	$27,994,104.73	8.31%	9.50%				
16	$47,149,872.72	6.58%	9.50%	32	$26,962,941.26	8.58%	9.50%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-1 Certificates

Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	33	$39,375,000	6.90%	9.25%	65	$16,751,667	6.82%	9.25%
2	$39,375,000	6.09%	9.25%	34	$39,375,000	7.13%	9.25%	66	$16,335,253	7.55%	9.25%
3	$39,375,000	6.27%	9.25%	35	$39,375,000	6.90%	9.25%	67	$15,929,043	6.82%	9.25%
4	$39,375,000	6.04%	9.25%	36	$39,375,000	6.90%	9.25%	68	$15,532,789	7.04%	9.25%
5	$39,375,000	6.02%	9.25%	37	$39,375,000	7.13%	9.25%	69	$15,146,248	6.82%	9.25%
6	$39,375,000	6.41%	9.25%	38	$39,375,000	6.90%	9.25%	70	$14,769,184	7.04%	9.25%
7	$39,375,000	6.17%	9.25%	39	$38,940,574	7.11%	9.25%	71	$14,401,367	6.81%	9.25%
8	$39,375,000	6.36%	9.25%	40	$34,257,812	6.87%	9.25%	72	$14,042,571	6.81%	9.25%
9	$39,375,000	6.13%	9.25%	41	$30,575,131	6.85%	9.25%	73	$13,692,576	7.04%	9.25%
10	$39,375,000	6.31%	9.25%	42	$29,820,608	7.59%	9.25%	74	$13,351,168	6.81%	9.25%
11	$39,375,000	6.09%	9.25%	43	$29,084,518	6.85%	9.25%	75	$13,018,138	7.03%	9.25%
12	$39,375,000	6.07%	9.25%	44	$28,366,412	7.08%	9.25%	76	$12,693,282	6.81%	9.25%
13	$39,375,000	6.45%	9.25%	45	$27,665,853	6.85%	9.25%	77	$12,376,401	6.81%	9.25%
14	$39,375,000	6.22%	9.25%	46	$26,982,413	7.08%	9.25%	78	$12,067,301	7.53%	9.25%
15	$39,375,000	6.41%	9.25%	47	$26,315,677	6.85%	9.25%	79	$11,765,791	6.80%	9.25%
16	$39,375,000	6.18%	9.25%	48	$25,665,236	6.84%	9.25%	80	$11,471,688	7.03%	9.25%
17	$39,375,000	6.17%	9.25%	49	$25,030,696	7.07%	9.25%	81	$11,184,810	6.80%	9.25%
18	$39,375,000	6.80%	9.25%	50	$24,411,669	6.84%	9.25%	82	$10,904,982	7.03%	9.25%
19	$39,375,000	6.36%	9.25%	51	$23,807,778	7.07%	9.25%	83	$10,632,032	6.80%	9.25%
20	$39,375,000	6.55%	9.25%	52	$23,218,653	6.84%	9.25%	84	$10,365,792	6.80%	9.25%
21	$39,375,000	6.33%	9.25%	53	$22,643,937	6.84%	9.25%	85	$10,106,099	7.02%	9.25%
22	$39,375,000	6.52%	9.25%	54	$22,083,278	7.31%	9.25%	86	$9,852,793	6.79%	9.25%
23	$39,375,000	6.29%	9.25%	55	$21,536,334	6.83%	9.25%	87	$9,605,718	7.02%	9.25%
24	$39,375,000	6.28%	9.25%	56	$21,002,772	7.06%	9.25%	88	$9,364,723	6.79%	9.25%
25	$39,375,000	6.72%	9.25%	57	$20,482,265	6.83%	9.25%	89	$9,129,660	6.79%	9.25%
26	$39,375,000	6.49%	9.25%	58	$19,974,497	7.06%	9.25%	90	$8,900,383	7.52%	9.25%
27	$39,375,000	6.70%	9.25%	59	$19,479,156	6.83%	9.25%	91	$8,676,752	6.79%	9.25%
28	$39,375,000	6.47%	9.25%	60	$18,995,941	6.83%	9.25%	92	$8,458,629	7.01%	9.25%
29	$39,375,000	6.46%	9.25%	61	$18,524,557	7.05%	9.25%	93	$8,245,879	6.79%	9.25%
30	$39,375,000	7.14%	9.25%	62	$18,064,715	6.83%	9.25%	94	$8,038,372	7.01%	9.25%
31	$39,375,000	6.90%	9.25%	63	$17,616,134	7.05%	9.25%	95	$0.00	0.00%	0.00%
32	$39,375,000	7.13%	9.25%	64	$17,178,541	6.82%	9.25%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-2 Certificates

Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	33	$31,875,000	6.90%	9.25%	65	$13,560,874	6.82%	9.25%
2	$31,875,000	6.09%	9.25%	34	$31,875,000	7.13%	9.25%	66	$13,223,776	7.55%	9.25%
3	$31,875,000	6.27%	9.25%	35	$31,875,000	6.90%	9.25%	67	$12,894,940	6.82%	9.25%
4	$31,875,000	6.04%	9.25%	36	$31,875,000	6.90%	9.25%	68	$12,574,162	7.04%	9.25%
5	$31,875,000	6.02%	9.25%	37	$31,875,000	7.13%	9.25%	69	$12,261,248	6.82%	9.25%
6	$31,875,000	6.41%	9.25%	38	$31,096,876	6.90%	9.25%	70	$11,956,006	7.04%	9.25%
7	$31,875,000	6.17%	9.25%	39	$26,019,167	7.11%	9.25%	71	$11,658,250	6.81%	9.25%
8	$31,875,000	6.36%	9.25%	40	$25,377,394	6.87%	9.25%	72	$11,367,795	6.81%	9.25%
9	$31,875,000	6.13%	9.25%	41	$24,751,296	6.85%	9.25%	73	$11,084,466	7.04%	9.25%
10	$31,875,000	6.31%	9.25%	42	$24,140,492	7.59%	9.25%	74	$10,808,088	6.81%	9.25%
11	$31,875,000	6.09%	9.25%	43	$23,544,610	6.85%	9.25%	75	$10,538,493	7.03%	9.25%
12	$31,875,000	6.07%	9.25%	44	$22,963,286	7.08%	9.25%	76	$10,275,514	6.81%	9.25%
13	$31,875,000	6.45%	9.25%	45	$22,396,167	6.85%	9.25%	77	$10,018,992	6.81%	9.25%
14	$31,875,000	6.22%	9.25%	46	$21,842,906	7.08%	9.25%	78	$9,768,767	7.53%	9.25%
15	$31,875,000	6.41%	9.25%	47	$21,303,167	6.85%	9.25%	79	$9,524,688	6.80%	9.25%
16	$31,875,000	6.18%	9.25%	48	$20,776,620	6.84%	9.25%	80	$9,286,605	7.03%	9.25%
17	$31,875,000	6.17%	9.25%	49	$20,262,945	7.07%	9.25%	81	$9,054,370	6.80%	9.25%
18	$31,875,000	6.80%	9.25%	50	$19,761,827	6.84%	9.25%	82	$8,827,843	7.03%	9.25%
19	$31,875,000	6.36%	9.25%	51	$19,272,963	7.07%	9.25%	83	$8,606,883	6.80%	9.25%
20	$31,875,000	6.55%	9.25%	52	$18,796,053	6.84%	9.25%	84	$8,391,356	6.80%	9.25%
21	$31,875,000	6.33%	9.25%	53	$18,330,806	6.84%	9.25%	85	$8,181,128	7.02%	9.25%
22	$31,875,000	6.52%	9.25%	54	$17,876,939	7.31%	9.25%	86	$7,976,070	6.79%	9.25%
23	$31,875,000	6.29%	9.25%	55	$17,434,175	6.83%	9.25%	87	$7,776,058	7.02%	9.25%
24	$31,875,000	6.28%	9.25%	56	$17,002,244	7.06%	9.25%	88	$7,580,967	6.79%	9.25%
25	$31,875,000	6.72%	9.25%	57	$16,580,882	6.83%	9.25%	89	$7,390,677	6.79%	9.25%
26	$31,875,000	6.49%	9.25%	58	$16,169,831	7.06%	9.25%	90	$7,205,072	7.52%	9.25%
27	$31,875,000	6.70%	9.25%	59	$15,768,841	6.83%	9.25%	91	$7,024,037	6.79%	9.25%
28	$31,875,000	6.47%	9.25%	60	$15,377,667	6.83%	9.25%	92	$6,847,461	7.01%	9.25%
29	$31,875,000	6.46%	9.25%	61	$14,996,070	7.05%	9.25%	93	$6,675,235	6.79%	9.25%
30	$31,875,000	7.14%	9.25%	62	$14,623,817	6.83%	9.25%	94	$6,507,254	7.01%	9.25%
31	$31,875,000	6.90%	9.25%	63	$14,260,680	7.05%	9.25%	95	$0.00	0.00%	0.00%
32	$31,875,000	7.13%	9.25%	64	$13,906,438	6.82%	9.25%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-3 Certificates

Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	33	$7,500,000	6.90%	9.25%	65	$3,190,794	6.82%	9.25%
2	$7,500,000	6.09%	9.25%	34	$7,500,000	7.13%	9.25%	66	$3,111,477	7.55%	9.25%
3	$7,500,000	6.27%	9.25%	35	$7,500,000	6.90%	9.25%	67	$3,034,103	6.82%	9.25%
4	$7,500,000	6.04%	9.25%	36	$7,500,000	6.90%	9.25%	68	$2,958,626	7.04%	9.25%
5	$7,500,000	6.02%	9.25%	37	$7,500,000	7.13%	9.25%	69	$2,885,000	6.82%	9.25%
6	$7,500,000	6.41%	9.25%	38	$6,276,943	6.90%	9.25%	70	$2,813,178	7.04%	9.25%
7	$7,500,000	6.17%	9.25%	39	$6,122,157	7.11%	9.25%	71	$2,743,118	6.81%	9.25%
8	$7,500,000	6.36%	9.25%	40	$5,971,152	6.87%	9.25%	72	$2,674,775	6.81%	9.25%
9	$7,500,000	6.13%	9.25%	41	$5,823,834	6.85%	9.25%	73	$2,608,110	7.04%	9.25%
10	$7,500,000	6.31%	9.25%	42	$5,680,116	7.59%	9.25%	74	$2,543,080	6.81%	9.25%
11	$7,500,000	6.09%	9.25%	43	$5,539,908	6.85%	9.25%	75	$2,479,645	7.03%	9.25%
12	$7,500,000	6.07%	9.25%	44	$5,403,126	7.08%	9.25%	76	$2,417,768	6.81%	9.25%
13	$7,500,000	6.45%	9.25%	45	$5,269,686	6.85%	9.25%	77	$2,357,410	6.81%	9.25%
14	$7,500,000	6.22%	9.25%	46	$5,139,507	7.08%	9.25%	78	$2,298,533	7.53%	9.25%
15	$7,500,000	6.41%	9.25%	47	$5,012,510	6.85%	9.25%	79	$2,241,103	6.80%	9.25%
16	$7,500,000	6.18%	9.25%	48	$4,888,616	6.84%	9.25%	80	$2,185,083	7.03%	9.25%
17	$7,500,000	6.17%	9.25%	49	$4,767,752	7.07%	9.25%	81	$2,130,440	6.80%	9.25%
18	$7,500,000	6.80%	9.25%	50	$4,649,842	6.84%	9.25%	82	$2,077,139	7.03%	9.25%
19	$7,500,000	6.36%	9.25%	51	$4,534,815	7.07%	9.25%	83	$2,025,149	6.80%	9.25%
20	$7,500,000	6.55%	9.25%	52	$4,422,601	6.84%	9.25%	84	$1,974,437	6.80%	9.25%
21	$7,500,000	6.33%	9.25%	53	$4,313,131	6.84%	9.25%	85	$1,924,971	7.02%	9.25%
22	$7,500,000	6.52%	9.25%	54	$4,206,339	7.31%	9.25%	86	$1,876,722	6.79%	9.25%
23	$7,500,000	6.29%	9.25%	55	$4,102,159	6.83%	9.25%	87	$1,829,661	7.02%	9.25%
24	$7,500,000	6.28%	9.25%	56	$4,000,528	7.06%	9.25%	88	$1,783,757	6.79%	9.25%
25	$7,500,000	6.72%	9.25%	57	$3,901,384	6.83%	9.25%	89	$1,738,983	6.79%	9.25%
26	$7,500,000	6.49%	9.25%	58	$3,804,666	7.06%	9.25%	90	$1,695,311	7.52%	9.25%
27	$7,500,000	6.70%	9.25%	59	$3,710,316	6.83%	9.25%	91	$1,652,715	6.79%	9.25%
28	$7,500,000	6.47%	9.25%	60	$3,618,275	6.83%	9.25%	92	$1,611,167	7.01%	9.25%
29	$7,500,000	6.46%	9.25%	61	$3,528,487	7.05%	9.25%	93	$1,570,644	6.79%	9.25%
30	$7,500,000	7.14%	9.25%	62	$3,440,898	6.83%	9.25%	94	$1,531,119	7.01%	9.25%
31	$7,500,000	6.90%	9.25%	63	$3,355,454	7.05%	9.25%	95	$0.00	0.00%	0.00%
32	$7,500,000	7.13%	9.25%	64	$3,272,103	6.82%	9.25%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-4 Certificates

Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	33	$9,375,000	6.90%	9.25%	65	$3,988,492	6.82%	9.25%
2	$9,375,000	6.09%	9.25%	34	$9,375,000	7.13%	9.25%	66	$3,889,346	7.55%	9.25%
3	$9,375,000	6.27%	9.25%	35	$9,375,000	6.90%	9.25%	67	$3,792,629	6.82%	9.25%
4	$9,375,000	6.04%	9.25%	36	$9,375,000	6.90%	9.25%	68	$3,698,283	7.04%	9.25%
5	$9,375,000	6.02%	9.25%	37	$9,375,000	7.13%	9.25%	69	$3,606,250	6.82%	9.25%
6	$9,375,000	6.41%	9.25%	38	$7,846,178	6.90%	9.25%	70	$3,516,472	7.04%	9.25%
7	$9,375,000	6.17%	9.25%	39	$7,652,696	7.11%	9.25%	71	$3,428,897	6.81%	9.25%
8	$9,375,000	6.36%	9.25%	40	$7,463,939	6.87%	9.25%	72	$3,343,469	6.81%	9.25%
9	$9,375,000	6.13%	9.25%	41	$7,279,793	6.85%	9.25%	73	$3,260,137	7.04%	9.25%
10	$9,375,000	6.31%	9.25%	42	$7,100,145	7.59%	9.25%	74	$3,178,850	6.81%	9.25%
11	$9,375,000	6.09%	9.25%	43	$6,924,885	6.85%	9.25%	75	$3,099,557	7.03%	9.25%
12	$9,375,000	6.07%	9.25%	44	$6,753,908	7.08%	9.25%	76	$3,022,210	6.81%	9.25%
13	$9,375,000	6.45%	9.25%	45	$6,587,108	6.85%	9.25%	77	$2,946,762	6.81%	9.25%
14	$9,375,000	6.22%	9.25%	46	$6,424,384	7.08%	9.25%	78	$2,873,167	7.53%	9.25%
15	$9,375,000	6.41%	9.25%	47	$6,265,637	6.85%	9.25%	79	$2,801,379	6.80%	9.25%
16	$9,375,000	6.18%	9.25%	48	$6,110,771	6.84%	9.25%	80	$2,731,354	7.03%	9.25%
17	$9,375,000	6.17%	9.25%	49	$5,959,690	7.07%	9.25%	81	$2,663,050	6.80%	9.25%
18	$9,375,000	6.80%	9.25%	50	$5,812,302	6.84%	9.25%	82	$2,596,424	7.03%	9.25%
19	$9,375,000	6.36%	9.25%	51	$5,668,518	7.07%	9.25%	83	$2,531,436	6.80%	9.25%
20	$9,375,000	6.55%	9.25%	52	$5,528,251	6.84%	9.25%	84	$2,468,046	6.80%	9.25%
21	$9,375,000	6.33%	9.25%	53	$5,391,414	6.84%	9.25%	85	$2,406,214	7.02%	9.25%
22	$9,375,000	6.52%	9.25%	54	$5,257,923	7.31%	9.25%	86	$2,345,903	6.79%	9.25%
23	$9,375,000	6.29%	9.25%	55	$5,127,699	6.83%	9.25%	87	$2,287,076	7.02%	9.25%
24	$9,375,000	6.28%	9.25%	56	$5,000,660	7.06%	9.25%	88	$2,229,696	6.79%	9.25%
25	$9,375,000	6.72%	9.25%	57	$4,876,730	6.83%	9.25%	89	$2,173,729	6.79%	9.25%
26	$9,375,000	6.49%	9.25%	58	$4,755,833	7.06%	9.25%	90	$2,119,139	7.52%	9.25%
27	$9,375,000	6.70%	9.25%	59	$4,637,894	6.83%	9.25%	91	$2,065,893	6.79%	9.25%
28	$9,375,000	6.47%	9.25%	60	$4,522,843	6.83%	9.25%	92	$2,013,959	7.01%	9.25%
29	$9,375,000	6.46%	9.25%	61	$4,410,609	7.05%	9.25%	93	$1,963,305	6.79%	9.25%
30	$9,375,000	7.14%	9.25%	62	$4,301,123	6.83%	9.25%	94	$1,913,898	7.01%	9.25%
31	$9,375,000	6.90%	9.25%	63	$4,194,318	7.05%	9.25%	95	$0.00	0.00%	0.00%
32	$9,375,000	7.13%	9.25%	64	$4,090,129	6.82%	9.25%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-5 Certificates

Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling
1	$0.00	-	-	33	$9,000,000	6.90%	9.25%	65	$3,828,953	6.82%	9.25%
2	$9,000,000	6.09%	9.25%	34	$9,000,000	7.13%	9.25%	66	$3,733,772	7.55%	9.25%
3	$9,000,000	6.27%	9.25%	35	$9,000,000	6.90%	9.25%	67	$3,640,924	6.82%	9.25%
4	$9,000,000	6.04%	9.25%	36	$9,000,000	6.90%	9.25%	68	$3,550,352	7.04%	9.25%
5	$9,000,000	6.02%	9.25%	37	$9,000,000	7.13%	9.25%	69	$3,462,000	6.82%	9.25%
6	$9,000,000	6.41%	9.25%	38	$7,532,331	6.90%	9.25%	70	$3,375,814	7.04%	9.25%
7	$9,000,000	6.17%	9.25%	39	$7,346,588	7.11%	9.25%	71	$3,291,741	6.81%	9.25%
8	$9,000,000	6.36%	9.25%	40	$7,165,382	6.87%	9.25%	72	$3,209,730	6.81%	9.25%
9	$9,000,000	6.13%	9.25%	41	$6,988,601	6.85%	9.25%	73	$3,129,732	7.04%	9.25%
10	$9,000,000	6.31%	9.25%	42	$6,816,139	7.59%	9.25%	74	$3,051,696	6.81%	9.25%
11	$9,000,000	6.09%	9.25%	43	$6,647,890	6.85%	9.25%	75	$2,975,574	7.03%	9.25%
12	$9,000,000	6.07%	9.25%	44	$6,483,751	7.08%	9.25%	76	$2,901,322	6.81%	9.25%
13	$9,000,000	6.45%	9.25%	45	$6,323,624	6.85%	9.25%	77	$2,828,892	6.81%	9.25%
14	$9,000,000	6.22%	9.25%	46	$6,167,409	7.08%	9.25%	78	$2,758,240	7.53%	9.25%
15	$9,000,000	6.41%	9.25%	47	$6,015,012	6.85%	9.25%	79	$2,689,324	6.80%	9.25%
16	$9,000,000	6.18%	9.25%	48	$5,866,340	6.84%	9.25%	80	$2,622,100	7.03%	9.25%
17	$9,000,000	6.17%	9.25%	49	$5,721,302	7.07%	9.25%	81	$2,556,528	6.80%	9.25%
18	$9,000,000	6.80%	9.25%	50	$5,579,810	6.84%	9.25%	82	$2,492,567	7.03%	9.25%
19	$9,000,000	6.36%	9.25%	51	$5,441,778	7.07%	9.25%	83	$2,430,179	6.80%	9.25%
20	$9,000,000	6.55%	9.25%	52	$5,307,121	6.84%	9.25%	84	$2,369,324	6.80%	9.25%
21	$9,000,000	6.33%	9.25%	53	$5,175,757	6.84%	9.25%	85	$2,309,965	7.02%	9.25%
22	$9,000,000	6.52%	9.25%	54	$5,047,606	7.31%	9.25%	86	$2,252,067	6.79%	9.25%
23	$9,000,000	6.29%	9.25%	55	$4,922,591	6.83%	9.25%	87	$2,195,593	7.02%	9.25%
24	$9,000,000	6.28%	9.25%	56	$4,800,634	7.06%	9.25%	88	$2,140,508	6.79%	9.25%
25	$9,000,000	6.72%	9.25%	57	$4,681,661	6.83%	9.25%	89	$2,086,779	6.79%	9.25%
26	$9,000,000	6.49%	9.25%	58	$4,565,599	7.06%	9.25%	90	$2,034,373	7.52%	9.25%
27	$9,000,000	6.70%	9.25%	59	$4,452,379	6.83%	9.25%	91	$1,983,258	6.79%	9.25%
28	$9,000,000	6.47%	9.25%	60	$4,341,929	6.83%	9.25%	92	$1,933,401	7.01%	9.25%
29	$9,000,000	6.46%	9.25%	61	$4,234,184	7.05%	9.25%	93	$1,884,772	6.79%	9.25%
30	$9,000,000	7.14%	9.25%	62	$4,129,078	6.83%	9.25%	94	$1,762,025	7.01%	9.25%
31	$9,000,000	6.90%	9.25%	63	$4,026,545	7.05%	9.25%	95	$0.00	0.00%	0.00%
32	$9,000,000	7.13%	9.25%	64	$3,926,524	6.82%	9.25%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-6 Certificates

Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling
1	0.00	-	-	33	7,500,000	6.90%	9.25%	65	3,190,794	6.82%	9.25%
2	7,500,000	6.09%	9.25%	34	7,500,000	7.13%	9.25%	66	3,111,477	7.55%	9.25%
3	7,500,000	6.27%	9.25%	35	7,500,000	6.90%	9.25%	67	3,034,103	6.82%	9.25%
4	7,500,000	6.04%	9.25%	36	7,500,000	6.90%	9.25%	68	2,958,626	7.04%	9.25%
5	7,500,000	6.02%	9.25%	37	7,500,000	7.13%	9.25%	69	2,885,000	6.82%	9.25%
6	7,500,000	6.41%	9.25%	38	6,276,943	6.90%	9.25%	70	2,813,178	7.04%	9.25%
7	7,500,000	6.17%	9.25%	39	6,122,157	7.11%	9.25%	71	2,743,118	6.81%	9.25%
8	7,500,000	6.36%	9.25%	40	5,971,152	6.87%	9.25%	72	2,669,460	6.81%	9.25%
9	7,500,000	6.13%	9.25%	41	5,823,834	6.85%	9.25%	73	2,509,462	7.04%	9.25%
10	7,500,000	6.31%	9.25%	42	5,680,116	7.59%	9.25%	74	2,353,390	6.81%	9.25%
11	7,500,000	6.09%	9.25%	43	5,539,908	6.85%	9.25%	75	2,201,148	7.03%	9.25%
12	7,500,000	6.07%	9.25%	44	5,403,126	7.08%	9.25%	76	2,052,642	6.81%	9.25%
13	7,500,000	6.45%	9.25%	45	5,269,686	6.85%	9.25%	77	1,907,782	6.81%	9.25%
14	7,500,000	6.22%	9.25%	46	5,139,507	7.08%	9.25%	78	1,766,479	7.53%	9.25%
15	7,500,000	6.41%	9.25%	47	5,012,510	6.85%	9.25%	79	1,628,646	6.80%	9.25%
16	7,500,000	6.18%	9.25%	48	4,888,616	6.84%	9.25%	80	1,494,199	7.03%	9.25%
17	7,500,000	6.17%	9.25%	49	4,767,752	7.07%	9.25%	81	1,363,055	6.80%	9.25%
18	7,500,000	6.80%	9.25%	50	4,649,842	6.84%	9.25%	82	1,235,133	7.03%	9.25%
19	7,500,000	6.36%	9.25%	51	4,534,815	7.07%	9.25%	83	1,110,356	6.80%	9.25%
20	7,500,000	6.55%	9.25%	52	4,422,601	6.84%	9.25%	84	988,647	6.80%	9.25%
21	7,500,000	6.33%	9.25%	53	4,313,131	6.84%	9.25%	85	869,930	7.02%	9.25%
22	7,500,000	6.52%	9.25%	54	4,206,339	7.31%	9.25%	86	754,133	6.79%	9.25%
23	7,500,000	6.29%	9.25%	55	4,102,159	6.83%	9.25%	87	641,184	7.02%	9.25%
24	7,500,000	6.28%	9.25%	56	4,000,528	7.06%	9.25%	88	531,015	6.79%	9.25%
25	7,500,000	6.72%	9.25%	57	3,901,384	6.83%	9.25%	89	423,557	6.79%	9.25%
26	7,500,000	6.49%	9.25%	58	3,804,666	7.06%	9.25%	90	318,745	7.52%	9.25%
27	7,500,000	6.70%	9.25%	59	3,710,316	6.83%	9.25%	91	216,514	6.79%	9.25%
28	7,500,000	6.47%	9.25%	60	3,618,275	6.83%	9.25%	92	116,800	7.01%	9.25%
29	7,500,000	6.46%	9.25%	61	3,528,487	7.05%	9.25%	93	19,543	6.79%	9.25%
30	7,500,000	7.14%	9.25%	62	3,440,898	6.83%	9.25%	94	$0.00	0.00%	0.00%
31	7,500,000	6.90%	9.25%	63	3,355,454	7.05%	9.25%				
32	7,500,000	7.13%	9.25%	64	3,272,103	6.82%	9.25%				

Net WAC Cap for Class AV-2 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)		Period	NWC [2] (%)	NWC [3,4] (%)		Period	NWC [2] (%)	NWC [3,4] (%)
1	4.58%	4.58%		33	6.56%	9.50%		65	6.51%	9.87%
2	6.64%	9.49%		34	6.78%	9.50%		66	7.21%	10.93%
3	6.85%	9.49%		35	6.56%	9.50%		67	6.51%	9.86%
4	6.63%	9.49%		36	6.56%	9.50%		68	6.73%	10.19%
5	6.62%	9.49%		37	6.77%	9.50%		69	6.51%	9.85%
6	7.07%	9.49%		38	6.55%	9.50%		70	6.72%	10.18%
7	6.61%	9.49%		39	6.77%	9.50%		71	6.51%	9.85%
8	6.82%	9.49%		40	6.55%	9.50%		72	6.50%	9.84%
9	6.60%	9.49%		41	6.55%	9.50%		73	6.72%	10.16%
10	6.82%	9.49%		42	7.25%	10.43%		74	6.50%	9.83%
11	6.59%	9.50%		43	6.54%	9.50%		75	6.72%	10.15%
12	6.59%	9.50%		44	6.76%	9.72%		76	6.50%	9.82%
13	6.81%	9.50%		45	6.54%	9.50%		77	6.50%	9.82%
14	6.59%	9.50%		46	6.76%	9.81%		78	7.19%	10.86%
15	6.81%	9.50%		47	6.54%	9.49%		79	6.49%	9.81%
16	6.58%	9.50%		48	6.54%	9.96%		80	6.71%	10.13%
17	6.58%	9.50%		49	6.75%	10.29%		81	6.49%	9.80%
18	7.29%	9.50%		50	6.53%	9.95%		82	6.71%	10.12%
19	6.58%	9.50%		51	6.75%	10.28%		83	6.49%	9.79%
20	6.80%	9.50%		52	6.53%	9.94%		84	6.49%	9.79%
21	6.58%	9.50%		53	6.53%	9.93%		85	6.70%	10.11%
22	6.80%	9.50%		54	6.98%	10.61%		86	6.49%	9.78%
23	6.57%	9.50%		55	6.53%	9.92%		87	6.70%	10.10%
24	6.57%	9.50%		56	6.74%	10.25%		88	6.48%	9.77%
25	6.79%	9.50%		57	6.52%	9.91%		89	6.48%	9.76%
26	6.57%	9.50%		58	6.74%	10.24%		90	7.17%	10.81%
27	6.79%	9.50%		59	6.52%	9.90%		91	6.48%	9.76%
28	6.57%	9.50%		60	6.52%	9.90%		92	6.69%	10.08%
29	6.57%	9.50%		61	6.74%	10.22%		93	6.48%	9.75%
30	7.27%	9.50%		62	6.52%	9.89%		94	6.69%	10.07%
31	6.56%	9.50%		63	6.73%	10.21%				
32	6.78%	9.50%		64	6.51%	9.88%				

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-1 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	4.21%	4.21%	33	6.90%	10.65%	65	6.82%	11.64%
2	6.09%	9.25%	34	7.13%	10.69%	66	7.55%	11.90%
3	6.27%	9.25%	35	6.90%	10.64%	67	6.82%	11.63%
4	6.04%	9.25%	36	6.90%	10.99%	68	7.04%	11.71%
5	6.02%	9.25%	37	7.13%	11.05%	69	6.82%	11.62%
6	6.41%	9.25%	38	6.90%	11.06%	70	7.04%	11.70%
7	6.17%	9.25%	39	7.11%	11.11%	71	6.81%	11.61%
8	6.36%	9.25%	40	6.87%	11.03%	72	6.81%	11.61%
9	6.13%	9.25%	41	6.85%	11.00%	73	7.04%	11.68%
10	6.31%	9.25%	42	7.59%	11.54%	74	6.81%	11.60%
11	6.09%	9.25%	43	6.85%	11.32%	75	7.03%	11.68%
12	6.07%	9.25%	44	7.08%	11.46%	76	6.81%	11.59%
13	6.45%	9.25%	45	6.85%	11.40%	77	6.81%	11.59%
14	6.22%	9.25%	46	7.08%	11.46%	78	7.53%	11.84%
15	6.41%	9.25%	47	6.85%	11.39%	79	6.80%	11.58%
16	6.18%	9.25%	48	6.84%	11.71%	80	7.03%	11.65%
17	6.17%	9.25%	49	7.07%	11.79%	81	6.80%	11.57%
18	6.80%	9.25%	50	6.84%	11.70%	82	7.03%	11.65%
19	6.36%	9.25%	51	7.07%	11.78%	83	6.80%	11.56%
20	6.55%	9.41%	52	6.84%	11.70%	84	6.80%	11.56%
21	6.33%	9.43%	53	6.84%	11.69%	85	7.02%	11.63%
22	6.52%	9.43%	54	7.31%	11.86%	86	6.79%	11.55%
23	6.29%	9.43%	55	6.83%	11.68%	87	7.02%	11.63%
24	6.28%	10.12%	56	7.06%	11.76%	88	6.79%	11.54%
25	6.72%	10.16%	57	6.83%	11.67%	89	6.79%	11.54%
26	6.49%	10.21%	58	7.06%	11.75%	90	7.52%	11.79%
27	6.70%	10.25%	59	6.83%	11.66%	91	6.79%	11.53%
28	6.47%	10.22%	60	6.83%	11.66%	92	7.01%	11.61%
29	6.46%	10.22%	61	7.05%	11.74%	93	6.79%	11.52%
30	7.14%	10.70%	62	6.83%	11.65%	94	7.01%	11.60%
31	6.90%	10.56%	63	7.05%	11.73%			
32	7.13%	10.68%	64	6.82%	11.64%			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.21%	4.21%	33	6.90%	10.65%	65	6.82%	11.64%
2	6.09%	9.25%	34	7.13%	10.69%	66	7.55%	11.90%
3	6.27%	9.25%	35	6.90%	10.64%	67	6.82%	11.63%
4	6.04%	9.25%	36	6.90%	10.99%	68	7.04%	11.71%
5	6.02%	9.25%	37	7.13%	11.05%	69	6.82%	11.62%
6	6.41%	9.25%	38	6.90%	11.07%	70	7.04%	11.70%
7	6.17%	9.25%	39	7.11%	11.11%	71	6.81%	11.61%
8	6.36%	9.25%	40	6.87%	11.02%	72	6.81%	11.61%
9	6.13%	9.25%	41	6.85%	11.00%	73	7.04%	11.68%
10	6.31%	9.25%	42	7.59%	11.54%	74	6.81%	11.60%
11	6.09%	9.25%	43	6.85%	11.32%	75	7.03%	11.68%
12	6.07%	9.25%	44	7.08%	11.46%	76	6.81%	11.59%
13	6.45%	9.25%	45	6.85%	11.40%	77	6.81%	11.59%
14	6.22%	9.25%	46	7.08%	11.46%	78	7.53%	11.84%
15	6.41%	9.25%	47	6.85%	11.39%	79	6.80%	11.58%
16	6.18%	9.25%	48	6.84%	11.71%	80	7.03%	11.65%
17	6.17%	9.25%	49	7.07%	11.79%	81	6.80%	11.57%
18	6.80%	9.25%	50	6.84%	11.70%	82	7.03%	11.65%
19	6.36%	9.25%	51	7.07%	11.78%	83	6.80%	11.56%
20	6.55%	9.41%	52	6.84%	11.70%	84	6.80%	11.56%
21	6.33%	9.43%	53	6.84%	11.69%	85	7.02%	11.63%
22	6.52%	9.43%	54	7.31%	11.86%	86	6.79%	11.55%
23	6.29%	9.43%	55	6.83%	11.68%	87	7.02%	11.63%
24	6.28%	10.12%	56	7.06%	11.76%	88	6.79%	11.54%
25	6.72%	10.16%	57	6.83%	11.67%	89	6.79%	11.54%
26	6.49%	10.21%	58	7.06%	11.75%	90	7.52%	11.79%
27	6.70%	10.25%	59	6.83%	11.66%	91	6.79%	11.53%
28	6.47%	10.22%	60	6.83%	11.66%	92	7.01%	11.61%
29	6.46%	10.22%	61	7.05%	11.74%	93	6.79%	11.52%
30	7.14%	10.70%	62	6.83%	11.65%	94	7.01%	11.60%
31	6.90%	10.56%	63	7.05%	11.73%			
32	7.13%	10.68%	64	6.82%	11.64%			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-3 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)		Period	NWC [2] (%)	NWC [3,4] (%)		Period	NWC [2] (%)	NWC [3,4] (%)
1	4.21%	4.21%		33	6.90%	10.65%		65	6.82%	11.64%
2	6.09%	9.25%		34	7.13%	10.69%		66	7.55%	11.90%
3	6.27%	9.25%		35	6.90%	10.64%		67	6.82%	11.63%
4	6.04%	9.25%		36	6.90%	10.99%		68	7.04%	11.71%
5	6.02%	9.25%		37	7.13%	11.05%		69	6.82%	11.62%
6	6.41%	9.25%		38	6.90%	11.06%		70	7.04%	11.70%
7	6.17%	9.25%		39	7.11%	11.11%		71	6.81%	11.61%
8	6.36%	9.25%		40	6.87%	11.02%		72	6.81%	11.61%
9	6.13%	9.25%		41	6.85%	11.00%		73	7.04%	11.68%
10	6.31%	9.25%		42	7.59%	11.54%		74	6.81%	11.60%
11	6.09%	9.25%		43	6.85%	11.32%		75	7.03%	11.68%
12	6.07%	9.25%		44	7.08%	11.46%		76	6.81%	11.59%
13	6.45%	9.25%		45	6.85%	11.40%		77	6.81%	11.59%
14	6.22%	9.25%		46	7.08%	11.46%		78	7.53%	11.84%
15	6.41%	9.25%		47	6.85%	11.39%		79	6.80%	11.58%
16	6.18%	9.25%		48	6.84%	11.71%		80	7.03%	11.65%
17	6.17%	9.25%		49	7.07%	11.79%		81	6.80%	11.57%
18	6.80%	9.25%		50	6.84%	11.70%		82	7.03%	11.65%
19	6.36%	9.25%		51	7.07%	11.78%		83	6.80%	11.56%
20	6.55%	9.41%		52	6.84%	11.70%		84	6.80%	11.56%
21	6.33%	9.43%		53	6.84%	11.69%		85	7.02%	11.63%
22	6.52%	9.43%		54	7.31%	11.86%		86	6.79%	11.55%
23	6.29%	9.43%		55	6.83%	11.68%		87	7.02%	11.63%
24	6.28%	10.12%		56	7.06%	11.76%		88	6.79%	11.54%
25	6.72%	10.16%		57	6.83%	11.67%		89	6.79%	11.54%
26	6.49%	10.21%		58	7.06%	11.75%		90	7.52%	11.79%
27	6.70%	10.25%		59	6.83%	11.66%		91	6.79%	11.53%
28	6.47%	10.22%		60	6.83%	11.66%		92	7.01%	11.61%
29	6.46%	10.22%		61	7.05%	11.74%		93	6.79%	11.52%
30	7.14%	10.70%		62	6.83%	11.65%		94	7.01%	11.60%
31	6.90%	10.56%		63	7.05%	11.73%				
32	7.13%	10.68%		64	6.82%	11.64%				

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-4 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)
1	4.21%	4.21%		33	6.90%	10.65%		65	6.82%	11.64%
2	6.09%	9.25%		34	7.13%	10.69%		66	7.55%	11.90%
3	6.27%	9.25%		35	6.90%	10.64%		67	6.82%	11.63%
4	6.04%	9.25%		36	6.90%	10.99%		68	7.04%	11.71%
5	6.02%	9.25%		37	7.13%	11.05%		69	6.82%	11.62%
6	6.41%	9.25%		38	6.90%	11.06%		70	7.04%	11.70%
7	6.17%	9.25%		39	7.11%	11.11%		71	6.81%	11.61%
8	6.36%	9.25%		40	6.87%	11.02%		72	6.81%	11.61%
9	6.13%	9.25%		41	6.85%	11.00%		73	7.04%	11.68%
10	6.31%	9.25%		42	7.59%	11.54%		74	6.81%	11.60%
11	6.09%	9.25%		43	6.85%	11.32%		75	7.03%	11.68%
12	6.07%	9.25%		44	7.08%	11.46%		76	6.81%	11.59%
13	6.45%	9.25%		45	6.85%	11.40%		77	6.81%	11.59%
14	6.22%	9.25%		46	7.08%	11.46%		78	7.53%	11.84%
15	6.41%	9.25%		47	6.85%	11.39%		79	6.80%	11.58%
16	6.18%	9.25%		48	6.84%	11.71%		80	7.03%	11.65%
17	6.17%	9.25%		49	7.07%	11.79%		81	6.80%	11.57%
18	6.80%	9.25%		50	6.84%	11.70%		82	7.03%	11.65%
19	6.36%	9.25%		51	7.07%	11.78%		83	6.80%	11.56%
20	6.55%	9.41%		52	6.84%	11.70%		84	6.80%	11.56%
21	6.33%	9.43%		53	6.84%	11.69%		85	7.02%	11.63%
22	6.52%	9.43%		54	7.31%	11.86%		86	6.79%	11.55%
23	6.29%	9.43%		55	6.83%	11.68%		87	7.02%	11.63%
24	6.28%	10.12%		56	7.06%	11.76%		88	6.79%	11.54%
25	6.72%	10.16%		57	6.83%	11.67%		89	6.79%	11.54%
26	6.49%	10.21%		58	7.06%	11.75%		90	7.52%	11.79%
27	6.70%	10.25%		59	6.83%	11.66%		91	6.79%	11.53%
28	6.47%	10.22%		60	6.83%	11.66%		92	7.01%	11.61%
29	6.46%	10.22%		61	7.05%	11.74%		93	6.79%	11.52%
30	7.14%	10.70%		62	6.83%	11.65%		94	7.01%	11.60%
31	6.90%	10.56%		63	7.05%	11.73%				
32	7.13%	10.68%		64	6.82%	11.64%				

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-5 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.21%	4.21%	33	6.90%	10.65%	65	6.82%	11.64%
2	6.09%	9.25%	34	7.13%	10.69%	66	7.55%	11.90%
3	6.27%	9.25%	35	6.90%	10.64%	67	6.82%	11.63%
4	6.04%	9.25%	36	6.90%	10.99%	68	7.04%	11.71%
5	6.02%	9.25%	37	7.13%	11.05%	69	6.82%	11.62%
6	6.41%	9.25%	38	6.90%	11.06%	70	7.04%	11.70%
7	6.17%	9.25%	39	7.11%	11.11%	71	6.81%	11.61%
8	6.36%	9.25%	40	6.87%	11.02%	72	6.81%	11.61%
9	6.13%	9.25%	41	6.85%	11.00%	73	7.04%	11.68%
10	6.31%	9.25%	42	7.59%	11.54%	74	6.81%	11.60%
11	6.09%	9.25%	43	6.85%	11.32%	75	7.03%	11.68%
12	6.07%	9.25%	44	7.08%	11.46%	76	6.81%	11.59%
13	6.45%	9.25%	45	6.85%	11.40%	77	6.81%	11.59%
14	6.22%	9.25%	46	7.08%	11.46%	78	7.53%	11.84%
15	6.41%	9.25%	47	6.85%	11.39%	79	6.80%	11.58%
16	6.18%	9.25%	48	6.84%	11.71%	80	7.03%	11.65%
17	6.17%	9.25%	49	7.07%	11.79%	81	6.80%	11.57%
18	6.80%	9.25%	50	6.84%	11.70%	82	7.03%	11.65%
19	6.36%	9.25%	51	7.07%	11.78%	83	6.80%	11.56%
20	6.55%	9.41%	52	6.84%	11.70%	84	6.80%	11.56%
21	6.33%	9.43%	53	6.84%	11.69%	85	7.02%	11.63%
22	6.52%	9.43%	54	7.31%	11.86%	86	6.79%	11.55%
23	6.29%	9.43%	55	6.83%	11.68%	87	7.02%	11.63%
24	6.28%	10.12%	56	7.06%	11.76%	88	6.79%	11.54%
25	6.72%	10.16%	57	6.83%	11.67%	89	6.79%	11.54%
26	6.49%	10.21%	58	7.06%	11.75%	90	7.52%	11.79%
27	6.70%	10.25%	59	6.83%	11.66%	91	6.79%	11.53%
28	6.47%	10.22%	60	6.83%	11.66%	92	7.01%	11.61%
29	6.46%	10.22%	61	7.05%	11.74%	93	6.79%	11.52%
30	7.14%	10.70%	62	6.83%	11.65%	94	7.01%	11.53%
31	6.90%	10.56%	63	7.05%	11.73%			
32	7.13%	10.68%	64	6.82%	11.64%			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-6 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)
1	4.21%	4.21%		33	6.90%	10.65%		65	6.82%	11.64%
2	6.09%	9.25%		34	7.13%	10.69%		66	7.55%	11.90%
3	6.27%	9.25%		35	6.90%	10.64%		67	6.82%	11.63%
4	6.04%	9.25%		36	6.90%	10.99%		68	7.04%	11.71%
5	6.02%	9.25%		37	7.13%	11.05%		69	6.82%	11.62%
6	6.41%	9.25%		38	6.90%	11.06%		70	7.04%	11.70%
7	6.17%	9.25%		39	7.11%	11.11%		71	6.81%	11.61%
8	6.36%	9.25%		40	6.87%	11.02%		72	6.81%	11.60%
9	6.13%	9.25%		41	6.85%	11.00%		73	7.04%	11.65%
10	6.31%	9.25%		42	7.59%	11.54%		74	6.81%	11.56%
11	6.09%	9.25%		43	6.85%	11.32%		75	7.03%	11.64%
12	6.07%	9.25%		44	7.08%	11.46%		76	6.81%	11.54%
13	6.45%	9.25%		45	6.85%	11.40%		77	6.81%	11.53%
14	6.22%	9.25%		46	7.08%	11.46%		78	7.53%	11.80%
15	6.41%	9.25%		47	6.85%	11.39%		79	6.80%	11.51%
16	6.18%	9.25%		48	6.84%	11.71%		80	7.03%	11.59%
17	6.17%	9.25%		49	7.07%	11.79%		81	6.80%	11.49%
18	6.80%	9.25%		50	6.84%	11.70%		82	7.03%	11.57%
19	6.36%	9.25%		51	7.07%	11.78%		83	6.80%	11.46%
20	6.55%	9.41%		52	6.84%	11.70%		84	6.80%	11.44%
21	6.33%	9.43%		53	6.84%	11.69%		85	7.02%	11.51%
22	6.52%	9.43%		54	7.31%	11.86%		86	6.79%	11.40%
23	6.29%	9.43%		55	6.83%	11.68%		87	7.02%	11.46%
24	6.28%	10.12%		56	7.06%	11.76%		88	6.79%	11.32%
25	6.72%	10.16%		57	6.83%	11.67%		89	6.79%	11.26%
26	6.49%	10.21%		58	7.06%	11.75%		90	7.52%	11.54%
27	6.70%	10.25%		59	6.83%	11.66%		91	6.79%	11.03%
28	6.47%	10.22%		60	6.83%	11.66%		92	7.01%	10.88%
29	6.46%	10.22%		61	7.05%	11.74%		93	6.79%	9.71%
30	7.14%	10.70%		62	6.83%	11.65%				
31	6.90%	10.56%		63	7.05%	11.73%				
32	7.13%	10.68%		64	6.82%	11.64%				

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.110% and 1.195% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

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